

Invesco Ltd.

Notice of 2016 Annual General Meeting of Shareholders

Proxy Statement

Your vote is important
Please vote by using the Internet, the telephone
or by signing, dating and returning a proxy card

A Letter to Our Shareholders from the Chairperson of Our Board

Dear Fellow Invesco Shareholder:

Our multi-year strategic objectives help us deliver strong outcomes for clients and shareholders. For more information, see **Our multi-year strategic objectives and annual operating plan** beginning on page 38.

It has been my great honor to serve on the Board of Directors of Invesco since January 2009 and as Chairperson since May 2014. All members of the Board are very aware that we are here because you have entrusted us to be stewards of your investment. We are committed to maintaining a client-focused culture and aligning the firm's highly talented people with our multi-year strategic objectives, which help Invesco deliver strong, long-term investment performance and better outcomes for clients. We believe firmly that if we help clients achieve their investment objectives and manage our business effectively and efficiently, we can continue to deliver strong results to shareholders over the long term.

The Board takes seriously our duties and responsibilities. I would like to take this opportunity to highlight below a few of the many areas in which the Board focuses its attention.

We are committed to strong governance. For more information regarding our corporate governance practices, see **Corporate Governance** beginning on page 13.

Board Composition and Effectiveness. Shareholders are rightly interested in the composition and effectiveness of the Board. The Board remains committed to ensuring that it is composed of a highly capable group of directors who are well-equipped to oversee the success of the company and effectively represent the interests of shareholders. We encourage you to review the qualifications, skills and experience that we have identified as important attributes for directors of our company and how they match up to each of our directors.

Providing our Board with the appropriate balance of expertise, experience, continuity, as well as new perspectives and ideas is an important component to a well-functioning board. To that end, our Board has undergone a thoughtful and strategic evolution over the past six years, with four new directors being added to the Board, a new chairperson of the Board, and new chairpersons of each of the Board's standing committees. We seek to ensure our Board is composed of individuals with significant business experience, a global perspective and many years of board service at public companies, prominent universities and non-profit institutions. This "diversity of thought" is an essential element of Invesco's culture, and helps us manage the company for the benefit of clients and shareholders over the long term.

It has always been the aim of the Board to operate in the most effective and efficient manner possible. Therefore, each year the Board, with the assistance of an external advisor specializing in corporate governance, conducts an evaluation of the performance of our Board and each of its committees. Directors participate in one-on-one interviews with the advisor, receive in-person feedback from the advisor based on confidential and private interviews, and determine if the Board needs to modify its activities to enhance further the operations of the Board and its committees. In addition to the interviews of each director, interviews are now also conducted with those members of senior management who work with and observe the operation of the Board on a regular basis.

We are committed to shareholder engagement and encourage an open dialogue. For more information on how to communicate with our Board, see **Important Additional Information** beginning on page 76.

Shareholder Outreach and Communicating with the Board. As we conduct the activities of the Board, a key priority is ensuring robust outreach and engagement with you, the owners of the company. Partnering with management, we receive feedback from shareholders throughout the year on a variety of topics, including governance and executive compensation. We listen and carefully consider your perspectives in our decision-making process and make enhancements to our governance and executive compensation programs, including those described herein, based on your input.

The Board is committed to continuing to engage with shareholders and encourages an open dialogue. Please continue to share your thoughts with us on any topic as we value your input, investment and support. The Board has established a process to facilitate communication by shareholders with Board members. Communications can be addressed to the Board Directors in care of the Office of the Secretary, Invesco Ltd., 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by e-mail to company.secretary@invesco.com.

Our compensation programs are structured to align rewards with long-term client and shareholder success. For more information regarding our executive compensation programs, see **Compensation Discussion and Analysis** beginning on page 24.

Proxy statement summary For a convenient overview of the matters to be voted on at our Annual General Meeting, see **Proxy Statement Summary** beginning on page 1.

Compensation. To support our multi-year strategic objectives, the Board's compensation committee has structured our compensation programs for our executives, investment professionals and other employees to align individual rewards with client and shareholder success. Our ongoing engagement with shareholders has reaffirmed our belief that our compensation programs are sound and appropriately aligned with the long-term interests of our clients and shareholders. Furthermore, dialogue with our shareholders contributes to our decisions as we continue to evaluate and evolve our compensation programs. We have made enhancements that more effectively link the company's compensation programs with the company's progress against its strategic objectives, annual operating plan and long-term shareholder value creation. For example, we are transitioning the performance period for our long-term, performance-based equity awards from a one-year to a three-year performance period, and such awards will be subject to more rigorous vesting thresholds.

Annual General Meeting Invitation. You are cordially invited to attend the 2016 Annual General Meeting of Shareholders of Invesco Ltd., which will be held on Thursday, May 12, 2016, at 1:00 p.m., Eastern Time, in the Appalachians Room, 18th Floor, at Invesco's Global Headquarters, located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309.

Your vote is important and we encourage you to vote promptly. Whether or not you are able to attend the meeting in person, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials ("Notice") on how to vote via the Internet or via the toll-free telephone number, or request a paper proxy card to complete, sign and return by mail so that your shares may be voted.

On behalf of the Board of Directors, I extend our appreciation for your continued support.

Yours sincerely,

Ben F. Johnson III
Chairperson

Notice of 2016 Annual General Meeting of Shareholders

To Our Shareholders:

The 2016 Annual General Meeting of Shareholders of Invesco Ltd. will be held at the following location and for the following purpose:

When　　Thursday, May 12, 2016, at 1:00 p.m., Eastern Time

Where　　Invesco's Global Headquarters
Appalachians Room, 18th Floor
1555 Peachtree Street N.E.
Atlanta, Georgia 30309

Items of business
1. To elect seven (7) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2017;
2. To hold an advisory vote to approve the company's executive compensation;
3. To approve the Invesco Ltd. 2016 Global Equity Incentive Plan;
4. To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and
5. To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

During the Annual General Meeting, the audited consolidated financial statements for the fiscal year ended December 31, 2015 of Invesco will be presented.

Who can vote
Only holders of record of Invesco common shares on March 14, 2016 are entitled to notice of and to attend and vote at the Annual General Meeting and any adjournment or postponement thereof.

Review your Proxy Statement and vote in one of four ways:

 **Via the Internet**
Visit the web site listed on your Notice

 **By mail**
Sign, date and return a requested proxy card

 **By telephone**
Call the telephone number listed on your Notice

 **In person**
Attend the Annual General Meeting in Atlanta, Georgia

By Order of the Board of Directors,

Kevin M. Carome
Company Secretary
Atlanta, Georgia
March 24, 2016

Table of contents

Proxy Statement Summary

Our 2015 highlights

In the context of challenging market conditions, Invesco continued to execute well against our strategic objectives, which enabled us to deliver strong, long-term investment performance for our clients and contributed to the continued strength of our business. Our financial performance for 2015 was modestly lower year-over-year despite very volatile markets. Applying a holistic review to the company's performance and taking into account lower year-over-year financials results, our Compensation Committee determined that the company-wide incentive pool should be lower for 2015. In addition, as part of its rigorous and judicious executive compensation decision-making, our Compensation Committee determined that our chief executive officer's total incentive compensation should be reduced by 6.0%.

2015 Financial Performance (y-o-y)

Annual Adjusted Operating Income[1]	Annual Adjusted Operating Margin[1]	Annual Adjusted Diluted EPS[1]	Return of Capital to Shareholders[2]
$1.5 Billion (-0.1%)	41.0% (-0.4 percentage points)	$2.44 (-2.8%)	$1.0 Billion (+44%)

1 Note regarding non-GAAP financial measures: The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.
2 Return of capital to shareholders is calculated as dividends paid plus share repurchases during the year ended December 31, 2015.

We continued to successfully execute our strategic objectives for the benefit of clients and shareholders

We focus on four key strategic objectives set forth in the table below that are designed to further sharpen our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. As described below, in 2015 we made significant progress against our strategic objectives and enhanced our ability to deliver strong outcomes to clients while further positioning the firm for long-term success.

Our strategic objectives	2015 Achievements – A strong focus on delivering better outcomes to clients
Achieve strong investment performance	   1-Year 3-Year 5-Year – Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets in top half of peer group over one, three and five years (as of December 31, 2015) shown above. (See Appendix B for important disclosures regarding AUM ranking.)
Be instrumental to our clients' success	– Enhanced institutional capabilities across all regions, anchored by key leadership hires – Continued growth in EMEA, driven by strong execution of cross-border funds and institutional mandates – Completed a firm-wide effort to better understand what differentiates Invesco in the marketplace and how we can more effectively align with the needs of clients
Harness the power of our global platform	– Invested in and supported the launch of alternative trading platforms in the U.S. and Canada to enhance our ability to deliver best trading execution for our clients – Executed firm transformational initiatives including information systems improvements and enhancement of our global operational platforms
Perpetuate a high-performance organization	– Continued to strengthen employee engagement across the firm, driven by employees' perspectives regarding ethics and values of the firm, personal development and growth, and the firm's strategy and direction. Our employee engagement scores exceed the "global high-performing company" norm – a relevant benchmark provided by our employee survey provider, Willis Towers Watson – Conducted investment professional development forums and expanded our investment leadership programs and next generation leadership program – Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the fourth year in a row

Enhancements to our executive compensation program

At the 2015 Annual General Meeting of Shareholders, 83.3% of the votes cast were in favor of the advisory proposal to approve our named executive officer compensation. During 2015 and early 2016, we actively sought feedback on our compensation programs from our largest shareholders. As described below, the committee made enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market.

Multi-year performance period	**Long-term performance-based equity awards granted in 2016 in respect of 2015 are subject to a multi-year performance period.** Based on feedback from shareholders, we are transitioning the performance period for our long-term performance-based equity awards from a 1-year to a 3-year performance period. The committee believes a multi-year performance period, like the other performance-based award enhancements listed below, strengthens alignment of our executive officers' compensation with client interests and shareholder success and is consistent with market best practice.
Focus on adjusted operating margin	**Long-term equity awards granted in 2016 in respect of 2015 vest subject to the achievement of thresholds of adjusted operating margin, as opposed to achievement of either adjusted operating margin or adjusted earnings per share thresholds in prior years.** A focus on adjusted operating margin ensures discipline in corporate investments, initiatives and capital allocation. It is a measure of overall strength of the business and, importantly, we believe it more effectively avoids conflicts of interest with clients that other measures may introduce.
More rigorous performance objectives	**More rigorous performance objectives are applied to performance-based awards granted in 2016 in respect of 2015.** The committee made this enhancement in tandem with applying a multi-year performance period to performance-based awards. We believe this further strengthens alignment of our executive officers' compensation with client interests and shareholder success. See **Our variable incentive compensation – Our long-term equity awards** below for additional details.

Matters for shareholder voting

At this year's Annual General Meeting, we are asking our shareholders to vote on the following matters:

Proposal	Board vote recommendation	For more information:
1 Election of Directors	FOR	See further below in this summary and pages 6 through 12 for information on the nominees
2 Advisory Vote to Approve the Company's Executive Compensation	FOR	See page 59 for details
3 Approve the Invesco Ltd. 2016 Global Equity Incentive Plan	FOR	See page 60 through 68 for details
4 Appointment of PricewaterhouseCoopers LLP for 2016	FOR	See page 69 for details

Election of directors

You are being asked to cast votes for seven directors, Messrs. Joseph R. Canion, Martin L. Flanagan, C. Robert Henrikson, Ben F. Johnson III, Edward P. Lawrence, Sir Nigel Sheinwald and Ms. Phoebe A. Wood, each for a one-year term expiring in 2017. This proposal requires for each person the affirmative vote of a majority of votes cast at the Annual General Meeting. Immediately below is information regarding directors standing for election and directors continuing in office.

Key: I – Independent **A** – Audit **C** – Compensation **NCG** – Nomination and Corporate Governance **M** – Member **Ch** – Chairperson

	Name	Age	Director since	Other public boards	Committee memberships A	C	NCG	Public company CEO	Executive leadership	Industry experience	Global business or government experience	Financial and accounting expertise	IT industry experience	Legal expertise	Public company board experience
Director nominees	**Joseph R. Canion, (I)** Former CEO, Compaq Computer Corporation; Former Chairman Insource Technology Group	71	1997	0	–	–	Ch	■	■	■	■		■		■
	Martin L. Flanagan, President and CEO, Invesco Ltd.	55	2005	0	–	–	–	■	■	■	■	■			
	C. Robert Henrikson, (I) Former President and CEO, MetLife, Inc. and Metropolitan Life Insurance Company	68	2012	1	M	Ch	M	■	■	■	■				■
	Ben F. Johnson III, (I) Former Managing Partner, Alston & Bird LLP Chairperson, Invesco Ltd.	72	2009	0	M	M	M		■					■	
	Edward P. Lawrence, (I) Former Partner, Ropes & Gray LLP	74	2004	0	M	M	M		■	■				■	■
	Sir Nigel Sheinwald, (I) Former Senior Diplomat, Her Majesty's Diplomatic Service	62	2015	1	M	M	M		■		■				■
	Phoebe A. Wood, (I) Principal, Companies Wood, Former Vice Chairman and CFO, Brown-Forman Corporation	62	2010	3	Ch	M	M		■			■			■
Directors continuing in office	**Denis Kessler, (I)** Chairman and CEO, SCOR SE	64	2002	2	M	M	M	■	■	■	■				■
	G. Richard Wagoner, Jr., (I) Former Chairman and CEO, General Motors Corporation	63	2013	1	M	M	M	■	■		■	■			■

The table above highlights certain skills, knowledge or experiences of our directors. The Board believes that all of the directors are highly qualified. As the table above and biographies below show, the directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for Invesco's global strategy and operations. As a group, they represent diverse views, experiences and backgrounds. All the directors satisfy the criteria set forth in our Corporate Governance Guidelines and possess the characteristics that are essential for the proper functioning of our Board.

Governance highlights

Independence	– 8 of our 9 directors are independent. – Our chief executive officer is the only management director. – All of our Board committees are composed exclusively of independent directors.
Independent chairperson	– We have an independent Chairperson of our Board of Directors, selected by the independent directors. – The Chairperson serves as liaison between management and the other independent directors.
Executive sessions	– The independent directors regularly meet in private without management. – The Chairperson presides at these executive sessions.
Board oversight of risk management	– Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.
Share ownership requirements	– Our non-executive directors must hold at least 18,000 shares of Invesco common stock within seven years of joining the Board. – Our chief executive officer must hold at least 250,000 shares of Invesco common stock. – All other executive officers must hold at least 100,000 shares of Invesco common stock.
Board practices	– Our Board annually reviews its effectiveness as a group, with confidential and private one-on-one interviews coordinated by an independent external advisor specializing in corporate governance that reports results of the annual review in person to the Board. – Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience. – Directors may not stand for election after age 75.
Accountability	– Directors must be elected by a majority of votes cast. – Beginning with the 2015 Annual General Meeting, upon the expiration of each director's term, additional terms served by the director or his or her successor are one-year terms. The phased-in declassification of our Board will be completed by the 2017 Annual General Meeting of Shareholders. – A meeting of shareholders may be called by shareholders representing 10% of our outstanding shares

Approval of Invesco Ltd. 2016 Global Equity Incentive Plan

You are being asked to approve the Invesco Ltd. 2016 Global Equity Incentive Plan (the "2016 Equity Plan"). This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. Immediately below is information regarding highlights of the 2016 Equity Plan.

Independent committee	The 2016 Equity Plan is administered by the compensation committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	The 2016 Equity Plan has a fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change-in-control provision	The 2016 Equity Plan includes a double-trigger change-in-control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated by the company involuntarily (other than for cause or unsatisfactory performance) or by the participant for good reason.
Forfeiture and clawback	The 2016 Equity Plan provides that awards granted under the plan are subject to any clawback policy established by the company. The company maintains a clawback policy for our executive officers' performance-based long-term equity awards. See **Other Compensation Policies and Practices – Clawback policy** below.
No loans against or transferability of awards	The 2016 Equity Plan prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	The 2016 Equity Plan does not permit any tax gross ups on awards.
Minimum vesting requirements	The 2016 Equity Plan provides a minimum vesting period of two years for restricted stock awards and restricted stock units. Invesco's equity awards generally vest over a period of four years. Beginning in 2016, our executive officers' performance-based equity awards are subject to 3-year cliff vesting, subject to a short transition period.
No dividends or dividend equivalents on performance-based awards	The 2016 Equity Plan prohibits the payment of dividends or dividend equivalents on unvested performance-based awards unless and until the committee has certified that the applicable performance goals for such awards have been met.
No liberal share recycling	The 2016 Equity Plan prohibits share recycling for stock options and stock appreciation rights.
Best practices for stock options and stock appreciation rights	The 2016 Equity Plan provides for: - no grants of discounted stock options or stock appreciation rights; - no use of reload options; and - no repricing of stock options or stock appreciation rights without shareholder approval.
Material amendments require shareholder approval	Material changes, including a material increase in authorized shares, require shareholder approval.

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the Annual General Meeting to be held on Thursday, May 12, 2016, at 1:00 p.m. Please review the entire Proxy Statement and the company's 2015 Annual Report on Form 10-K before voting. Eastern Time. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."

Proposal No. 1 – Election of Directors

The Board currently has nine directors. A director holds office until the annual general meeting of shareholders for the year in which his or her term expires, and until such director's successor has been duly elected and qualified or until such director is removed from office under our Bye-Laws or such director's office is otherwise earlier vacated. At the 2014 Annual General Meeting of Shareholders, our shareholders approved a phased-in declassification of our Board of Directors, which will be completed by the 2017 Annual General Meeting of Shareholders. Beginning with the 2015 Annual General Meeting, upon the expiration of each director's term, additional terms served by the director or his or her successor are one-year terms. Seven directors are standing for election at the 2016 Annual General Meeting.

The Board has nominated Messrs. Joseph R. Canion, Martin L. Flanagan, C. Robert Henrikson, Ben F. Johnson III, Edward P. Lawrence, Sir Nigel Sheinwald and Ms. Phoebe A. Wood for election as directors of the company for a term ending at the 2017 Annual General Meeting.

Messrs. Canion, Flanagan, Henrikson, Johnson, Lawrence, Sheinwald and Ms. Wood are current directors of the company. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that Messrs. Canion, Flanagan, Henrikson, Johnson, Lawrence, Sheinwald or Ms. Wood would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board may fill the vacancy. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of votes and at least a majority of the votes cast in person or by proxy.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Information about Director Nominees and Directors Continuing in Office

Listed below are the names, ages as of March 24, 2016, and principal occupations for the past five years of the director nominees and directors continuing in office.

Director nominees for 2016



Joseph R. Canion
Non-Executive Director

Age 71
Director since 1997

Joseph R. Canion

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of a predecessor constituent company (AIM Investments) from 1993 to 1997, when Invesco acquired that entity. Mr. Canion co-founded Compaq Computer Corporation in 1982 and served as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and served as its chairman until September 2006, and was a director of ChaCha Search, Inc. from 2007 until August 2015. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is on the board of directors of Houston Methodist Research Institute.

Board committees
Nomination and Corporate Governance (chairperson)

Director qualifications:

■ **Former public company CEO, global business experience:** Mr. Canion has notable experience as an entrepreneur, having co-founded a business that grew into a major international technology company. We believe that his experience guiding a company throughout its business lifecycle has given him a wide-ranging understanding of the types of issues faced by public companies.

■ **Relevant industry experience:** Mr. Canion has extensive service as a board member within the investment management industry, having also served as a director of AIM Investments, a leading U.S. mutual fund manager, from 1993 through 1997 when Invesco acquired AIM.

■ **Information technology industry experience:** Mr. Canion has been involved in the technology industry since co-founding Compaq Computer Corporation and founding Insource Technology Group.



Martin L. Flanagan
Director, President and
Chief Executive Officer

Age 55
Director since 2005

Martin L. Flanagan, CFA & CPA

Martin Flanagan has been a director and President and Chief Executive Officer of Invesco since August 2005. He is also a trustee and vice-chairperson of the Invesco Funds (the company's U.S. open- and closed-end fund companies). Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005. Previously he had been Franklin's co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. Mr. Flanagan earned a B.A. and B.B.A from Southern Methodist University (SMU). He serves on the Board of Governors and as a member of the Executive Committee for the Investment Company Institute, and is a former chairperson. He also serves as a member of the executive board at the SMU Cox School of Business and is involved in a number of civic activities in Atlanta.

Director qualifications:

■ **Public company CEO, relevant industry experience:** Mr. Flanagan has spent over 30 years in the investment management industry, including roles as an investment professional and a series of executive management positions in business integration, strategic planning, investment operations, shareholder services and finance, with over eleven years spent as a chief executive officer. Through his decades of involvement, including as former chairperson of our industry's principal trade association, the Investment Company Institute, he has amassed a broad understanding of the larger context of investment management.

■ **Financial and accounting expertise:** Mr. Flanagan obtained extensive financial accounting experience with a major international accounting firm and serving as chief financial officer of Franklin Resources. He is a chartered financial analyst and certified public accountant.



C. Robert Henrikson
Non-Executive Director

Age 68
Director since 2012

C. Robert Henrikson

Robert Henrikson has served as a non-executive director of our company since January 2012. Mr. Henrikson was president and chief executive officer of MetLife, Inc. and Metropolitan Life Insurance Company from March 2006 through May 2011, and he served as a director of MetLife, Inc. from April 2005, and as chairman from April 2006 through December 31, 2011. During his more than 39-year career with MetLife, Inc., Mr. Henrikson held a number of senior positions in that company's individual, group and pension businesses. Mr. Henrikson is a former chairman of the American Council of Life Insurers, a former chairman of the Financial Services Forum, a director emeritus of the American Benefits Council and a former member of the President's Export Council. Mr. Henrikson also serves as chairman of the board of the S.S. Huebner Foundation for Insurance Education, as a member of the boards of trustees of Emory University and Indian Springs School and a member of the board of directors of Americares. Mr. Henrikson earned a bachelor's degree from the University of Pennsylvania and a J.D. degree from Emory University School of Law. In addition, he is a graduate of the Wharton School's Advanced Management Program.

Board committees
Audit, Compensation (chairperson) and Nomination and Corporate Governance

Director qualifications

■ **Former public company CEO, relevant industry experience:** Mr. Henrikson's more than 39 years of experience in the financial services industry, which includes diverse positions of increasing responsibility leading to his role as chief executive officer of MetLife, Inc., have provided him with an in-depth understanding of our industry.

■ **Public company board experience:** Mr. Henrikson currently serves on the Board of Directors of Swiss Re (chairman of the compensation committee, member of the chairman's and governance committee and the finance and risk committee). Until 2011, Mr. Henrikson served as the chairperson of the board of MetLife, Inc.



Ben F. Johnson III
Chairperson and
Non-Executive Director

Age 72
Director since 2009

Ben F. Johnson III

Ben Johnson has served as Chairperson of our company since May 2014 and as a non-executive director of our company since January 2009. Mr. Johnson served as the managing partner at Alston & Bird LLP from 1997 to 2008. He was named a partner at Alston & Bird in 1976, having joined the firm in 1971. He earned his B.A. degree from Emory University and his J.D. degree from Harvard Law School.

Board committees
Audit, Compensation and Nomination and Corporate Governance

Director qualifications:

■ **Executive leadership, corporate governance, legal expertise:** Mr. Johnson brings to the Board more than a decade of experience leading one of the largest law firms in Atlanta, Georgia, where Invesco was founded and grew to prominence. His more than 30-year career as one of the region's leading business litigators has given Mr. Johnson deep experience of the types of business and legal issues that are regularly faced by large public companies such as Invesco.

■ **Civic and private company board leadership:** Mr. Johnson serves on the Executive Committee of the Atlanta Symphony Orchestra and as a Trustee of The Carter Center and the Charles Loridans Foundation. Mr. Johnson is Chair Emeritus of Atlanta's Woodward Academy, having served as Chair from 1983 to 2015, and is the immediate past chair of the board of trustees of Emory University, having served as Chair from 2000-2013. He is also Chair and a non-executive director of Summit Industries, Inc., a privately-held company.



Edward P. Lawrence
Non-Executive Director

Age 74
Director since 2004

Edward P. Lawrence

Edward Lawrence has served as a non-executive director of our company since October 2004. He was a partner of Ropes & Gray, from 1976 through 2007. He currently is a retired partner of Ropes & Gray and a member of the investment committee of the firm's trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. degree from Columbia University Law School. He is chairman of Partners Health Care System, Inc. and chairman of Dana-Farber Partners Cancer Center. From 1995 to 2011 he was a trustee (and chairman from 1999 to 2008) of the Board of the Massachusetts General Hospital and was a trustee of McLean Hospital in Belmont, Massachusetts from 2000 to 2011.

Board committees
Audit, Compensation and Nomination and Corporate Governance

Director qualifications:

- **Legal and regulatory expertise:** Mr. Lawrence has over thirty years of experience as a corporate and business lawyer in a major law firm, which has given him a very substantial understanding of the business issues facing large financial services companies such as Invesco. In particular, Mr. Lawrence specialized in issues arising under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, which provide the Federal legal framework for the company's U.S. investment management business. This background gives Mr. Lawrence an understanding of the potential legal ramifications of Board decisions, which is particularly valuable to the Board's functioning on many of the decisions it is called upon to take.

- **Relevant industry experience:** As a member of his law firm's investment company practice and as member of investment committees of numerous entities, Mr. Lawrence also has had frequent interaction with investment advisers located throughout the country, giving him an opportunity to view a wide range of investment styles and practices.



Sir Nigel Sheinwald
Non-Executive Director

Age 62
Director since 2015

Sir Nigel Sheinwald

Sir Nigel Sheinwald has served as a non-executive director of our company since May 2015. Sir Nigel was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. From 2014 to 2015, Sir Nigel served as the Prime Minister's Special Envoy on intelligence and law enforcement data sharing, to lead the effort to improve access to and sharing of law enforcement and intelligence data across international jurisdictions. Sir Nigel also serves as a senior advisor to the Universal Music Group, a non-executive director of the Innovia Group and a visiting professor and member of the Council at King's College, London. In addition, Sir Nigel is a member of the U.S.-U.K. Fulbright Commission and serves on the Advisory Boards of the Ditchley Foundation, BritishAmerican Business, Business for New Europe and the Centre for European Reform. He is an Honorary Bencher of the Middle Temple, one of London's legal inns of court. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

Board committees
Audit, Compensation and Nomination and Corporate Governance

Director qualifications:

- **Global and governmental experience, executive leadership:** Sir Nigel brings unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British Government is an invaluable resource for advising the Board with respect to the many challenges and opportunities relating to regulatory affairs and government relations.

- **Public company board experience:** Sir Nigel currently serves on the Board of Directors of Royal Dutch Shell plc (member of the Corporate and Social Responsibility Committee).



Phoebe A. Wood
Non-Executive Director

Age 62
Director since 2010

Phoebe A. Wood

Phoebe Wood has served as a non-executive director of our company since January 2010. She is currently a principal at CompaniesWood and served as vice chairman, chief financial officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was vice president, chief financial officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves on the boards of trustees for the Gheens Foundation and the American Printing House for the Blind. From 2001 to 2011 Ms. Wood was a member of the board of trustees for Smith College, and a trustee of the University of Louisville from 2009 to 2015. Ms. Wood received her A.B. degree from Smith College and her M.B.A. from University of California Los Angeles.

Board committees

Audit (chairperson), Compensation and Nomination and Corporate Governance

Director qualifications:

- **Executive leadership:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.
- **Financial and accounting expertise:** Ms. Wood has significant accounting, financial and business expertise, making her a particularly valuable addition to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under rules of the Securities and Exchange Commission ("SEC").
- **Public company board experience:** Ms. Wood serves on the following boards: Leggett & Platt, Incorporated (chair of compensation committee), Coca-Cola Enterprises Inc. (audit, corporate responsibility and sustainability, and affiliated transaction committees) and Pioneer Natural Resources Company (audit and nominating and corporate governance committees).

Directors continuing in office – Term expiring in 2017



Denis Kessler
Non-Executive Director

Age 64
Director since 2002

Denis Kessler

Denis Kessler has served as a non-executive director of our company since March 2002. Mr. Kessler is chairman and chief executive officer of SCOR SE. Prior to joining SCOR, Mr. Kessler was chairman of the French Insurance Federation, senior executive vice president of the AXA Group and executive vice chairman of the French Business Confederation. Mr. Kessler is a graduate from École des Hautes Études Commerciales (HEC Paris). He holds a Doctorat d'Etat from the University of Paris and Doctor Honoris Causa from the Moscow Academy of Finance and the University of Montreal. In addition, he is a qualified actuary. Mr. Kessler previously served as a member of the supervisory board of Yam Invest N.V. from 2008 until 2014, a privately-held company, and currently serves as a global counsellor of The Conference Board.

Board committees

Audit, Compensation and Nomination and Corporate Governance

Director qualifications:

- **Public company CEO, relevant industry experience:** Mr. Kessler's experience as an economist and chief executive of a major global reinsurance company have combined to give him valuable insight into both the investment management industry's macro-economic positioning over the long term as well as our company's particular challenges within that industry.
- **Global business experience:** Mr. Kessler's experience as a director of a variety of international public companies in several industries enables him to provide effective counsel to our Board on many issues of concern to our management.
- **Public company board experience:** Mr. Kessler currently serves on the boards of SCOR SE and BNP Paribas SA. He previously served on the boards of directors of Bollore from 1999 until 2013, Fonds Strategique d'Investissement from 2008 until 2013 and Dassault Aviation from 2003 until 2014.



G. Richard Wagoner, Jr.
Non-Executive Director

Age 63
Director since 2013

G. Richard Wagoner, Jr.

G. Richard ("Rick") Wagoner, Jr. has served as a non-executive director of our company since October 2013. Mr. Wagoner served as chairman and chief executive officer of General Motors Corporation ("GM") from May 2003 through March 2009, and had been president and chief executive officer since June 2000. Prior positions held at GM during his 32-year career with that company include president and chief operating officer, executive vice president and president of North American operations, executive vice president, chief financial officer and head of worldwide purchasing, and president and managing director of General Motors do Brasil. On June 1, 2009, GM and its affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York, seeking relief under Chapter 11 of the U.S. Bankruptcy Code. Mr. Wagoner was not an executive officer or director of GM at the time of that filing. Mr. Wagoner is a member of the board of directors of Graham Holdings Company and several privately-held companies. In addition, he advises private equity firms, an investment bank and a number of start-up and early-stage ventures. Mr. Wagoner is a member of the board of visitors of Virginia Commonwealth University, chair of the Duke Kunshan University Advisory Board and a member of Duke University's Fuqua School of Business Advisory Board. He is a member of the mayor of Shanghai, China's International Business Leaders Advisory Council. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

Board committees
Audit, Compensation and Nomination and Corporate Governance

Director qualifications:

- **Former public company CEO, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into driving strategic direction and international operations gained from his 32-year career with GM.

- **Financial and accounting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under rules of the SEC.

- **Public company board experience:** Mr. Wagoner currently serves on the Board of Graham Holdings Company.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the New York Stock Exchange ("NYSE") or other applicable rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following current directors are independent and do not have a material relationship with the company: Joseph R. Canion, C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood.



10+ years	4
6-10 years	2
1-5 years	3

Director tenure

The tenure of our directors ranges from one to over eighteen years, and they contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our shareholders.

We believe providing our Board with new perspectives and ideas is an important component to a well-functioning board. To that end, our Board has undergone a thoughtful and strategic evolution over the past six years with four new directors being added to the board, a new chairperson of the Board and new chairpersons of each of the Board's standing committees. As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term global strategy and will bring diversity of thought, global perspective, experience and background to our Board. For more information on our director nomination process, see **Information about our Board and its Committees – the Nomination and Corporate Governance Committee** below.

Corporate Governance

The Board has adopted Corporate Governance Guidelines.

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") and Terms of Reference for our Chairperson and for our Chief Executive Officer, each of which is available in the corporate governance section of the company's website at www.invesco.com (the "company's website"). The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served.

The company has chosen to separate the Chief Executive Officer and Board Chairperson positions.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to serve the interest of our clients and enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board chairperson positions. The Board believes separation of these roles: (i) allows the Board more effectively to monitor and evaluate objectively the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance, (ii) allows the non-executive chairperson to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in board composition, in management or in the character of the company's business and operations.

Our Board has established a Code of Conduct and Directors' Code of Conduct.

Code of conduct and directors' code of conduct

As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the company's website. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the company's website. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

Board's role in risk oversight

The Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

Our risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across the company. Our Global Performance Measurement and Risk Group assesses core investment risks. Our Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit, functional and geographic risk management committees under the auspices of the Corporate Risk Management Committee maintains an ongoing risk assessment process that provides a bottom-

up perspective on the specific risk areas existing in various domains of our business. Reflecting our efforts in this area, Standard & Poor's Ratings Services has designated our enterprise risk management rating as "strong."

At each Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided by the Global Performance Measurement and Risk Group and the Corporate Risk Management Committee.

Our risk management framework


Board of Directors
Executive Management Team
Risk Areas of Focus
Investment
Credit/Asset/Liability
Financial
Operational
Business
Global Performance Measurement and Risk Group
Corporate Risk Management Committee
Investment Risk Management
Business/Operational Risk Management
Compliance and Internal Audit

At each Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided by the Global Performance Measurement and Risk Group and the Corporate Risk Management Committee. In these sessions senior management reviews and discusses with the Board the most significant risks facing the company. The Board has also reviewed and approved risk appetite guidelines. By receiving these regular reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company. In addition, Board and committee agenda items on various topics regarding our business include discussion on risks inherent in our business. Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

In addition, the Compensation Committee annually assesses the risks of our compensation policies and practices for all employees. The Compensation Committee has concluded our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the Compensation Committee considered the input of a working group comprised of representatives from our human resources department and other business executives that reviewed each of Invesco's compensation plans. This group concluded that none of our compensation policies or practices were reasonably likely to have a material adverse effect on the company.

Invesco's compensation programs are designed to reward success over the long-term, promote a longer term view of risk and return in decision making and protect against incentives for inappropriate risk taking. Examples of risk mitigation in our compensation program design include:

- The Compensation Committee considers several performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking. The Committee does not attempt to rank or assign relative weight to any factor, but instead applies its judgment in considering them in their entirety;
- Investment professional bonus plans generally have multi-year measurement periods, caps on earnings and discretionary components;
- Sales and commission plans generally contain multiple performance measures and discretionary elements; and
- Executives receive a substantial portion of compensation in the form of long-term equity that vests over multi-year periods. Time-based awards vest ratably over a four-year period. With respect to performance-based equity awards, we are transitioning the performance period from a 1-year to a 3-year performance period. Such awards will be subject to 3-year cliff vesting upon completion of a short transition period. As in the past, the financial performance for the performance-based equity awards must be certified by the Compensation Committee and the awards are subject to a clawback. Executives are also subject to our stock ownership policy.

The Audit Committee routinely receives reports from the control functions of finance, legal, compliance and internal audit. The Global Head of Internal Audit reports to the Chairperson of the Audit Committee. The Audit Committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The Audit Committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

The Board annually reviews its own performance.

Board's annual performance evaluation

As part of its annual performance evaluation of the Board and each of its committees, the Board engages an independent external advisor specializing in corporate governance to coordinate the Board's self assessment by its members. The advisor performs one-on-one interviews with directors and prepares a report for the Board's review. The advisor presents the report in person to the Board, and the Board discusses the evaluation to determine what action, if any, could further enhance the operations of the Board and its committees. In addition to confidential and private interviews of each director, beginning in 2016 interviews are also conducted with those members of senior management who attend Board meetings on a regular basis.

Invesco recognizes our responsibility to help sustain a healthy, clean environment for future generations.

Social responsibility

As a global investment management organization, Invesco recognizes our responsibility to help sustain a healthy, clean environment for future generations. We are committed to continuous improvement in environmental management within our business.

■ The Invesco Environmental Steering Committee, which includes senior managing directors of the firm, oversees and drives the firm's global environmental policy. The committee monitors environmental impacts, gathers ideas and suggestions for improving our global environmental management, and approves initiatives that drive our regional management processes.

■ Invesco has also made significant progress in reducing our impact on the environment at a number of our global locations. Our Atlanta, Dublin, Frankfurt, Henley, Houston, Hyderabad, London, New York, Prince Edward Island and Toronto locations, which comprise approximately 83% of Invesco's employees around the world, are ISO 14001 registered. This internationally recognized standard is a world-class environmental management system that certifies Invesco has the framework in place to effectively manage our environmental responsibilities.

■ Invesco has received certification in the Leadership in Energy and Environmental Design (LEED) program. Our Hyderabad office achieved the highest platinum standard, while our New York office achieved the gold standard and our Atlanta headquarters and Houston office achieved the silver standard. LEED certification is globally recognized as the premier mark of achievement in green building, with LEED-certified buildings using resources more efficiently when compared with conventional buildings.

■ Our company is a constituent of the FTSE4Good Index Series, which seeks to help investors identify organizations with good track records of corporate social responsibility.

■ Invesco participates in the Carbon Disclosure Project, reporting on carbon emissions and reduction management processes, and our commitment to sound environmental practices is summarized in our Environmental Management Policy found on the company's website.

Information About the Board and Its Committees

Board meetings and annual general meeting of shareholders

During the calendar year ended December 31, 2015, the Board held 13 meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2015. The Board does not have a formal policy regarding Board member attendance at shareholder meetings. Six of our nine directors then in office attended the 2015 Annual General Meeting. Those not attending the meeting were unable to be present due to travel schedules. The non-executive directors (those directors who are not officers or employees of the company and who are classified as independent directors under applicable NYSE standards) meet in executive session generally at each of the Board's five in-person meetings each year and at least once per year during a regularly scheduled Board meeting without management. Ben F. Johnson III, our chairperson and a non-executive and independent director, presides at the executive sessions of the non-executive directors.

Committee membership and meetings

The current committees of the Board are the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. The table below provides current membership information.

Committee membership

M − Member   Ch − Chairperson

Name	Audit	Compensation	Nomination and corporate governance
Joseph R. Canion	−	−	Ch
Martin L. Flanagan	−	−	−
C. Robert Henrikson	M	Ch	M
Ben F. Johnson III	M	M	M
Denis Kessler	M	M	M
Edward P. Lawrence	M	M	M
Sir Nigel Sheinwald	M	M	M
G. Richard Wagoner, Jr.	M	M	M
Phoebe A. Wood	Ch	M	M

Below is a description of each committee of the Board. The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee

The Audit Committee is chaired by Ms. Wood and consists additionally of Messrs. Henrikson, Johnson, Kessler, Lawrence, Sheinwald and Wagoner. The committee met 10 times during 2015. (The frequency of the committee's meetings is due to its practice of separately considering certain matters, such as pre-filing review of quarterly reports, among others.) Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and rules of the SEC and is also "financially literate," as defined under NYSE rules;

- members are appointed and removed by the Board;

- is required to meet at least quarterly;

- periodically meets with the head of Internal Audit and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements and assisting the Board in overseeing the company's legal and regulatory compliance.

The committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. (See **Pre-Approval Process and Policy** below.)

The Board has determined that all committee members are financially literate under the NYSE listing standards. The Board has further determined that each of Ms. Wood and Mr. Wagoner qualifies as an "audit committee financial expert" (as defined under the SEC's rules and regulations), that each has "accounting or related financial management expertise" and that each is "independent" of the company under SEC rules and the NYSE listing rules.

The Compensation Committee
The Compensation Committee is chaired by Mr. Henrikson and consists additionally of Messrs. Johnson, Kessler, Lawrence, Sheinwald, Wagoner and Ms. Wood. The committee met seven times during 2015. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include annually approving the compensation structure for, and reviewing and approving the compensation of, senior officers and non-executive directors, and overseeing the annual process for evaluating senior officer performance, overseeing the administration of the company's equity-based and other incentive compensation plans, and assisting the Board with executive succession planning.

Each year the committee engages a third-party compensation consultant to provide an analysis of, and counsel on, the company's executive compensation program and practices. The nature and scope of the consultant's assignment is set by the committee. The committee currently engages Johnson Associates, Inc. ("Johnson Associates") as its third-party consultant for this review. The committee has considered various factors as required by NYSE rules as to whether the work of Johnson Associates with respect to executive and director compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates. For a more detailed discussion of the determination of executive compensation and the role of the third-party compensation consultant, please see **Executive Compensation – Compensation discussion and analysis - Role of the independent compensation consultant** below.

In addition, the committee meets at least annually to review and determine the compensation of the company's non-executive directors. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director compensation** below for a more detailed discussion of compensation paid to the company's directors during 2015.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is chaired by Mr. Canion and consists additionally of Messrs. Henrikson, Johnson, Kessler, Lawrence, Sheinwald, Wagoner and Ms. Wood. The committee met four times during 2015. Under its charter, the committee:

■ is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;

■ members are appointed and removed by the Board;

■ is required to meet at least four times annually; and

■ has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include establishing procedures for identifying and evaluating potential nominees for director and for recommending to the Board potential nominees for election and periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board.

The committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

■ be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;

■ be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

■ be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and

■ have the capacity and desire to represent the best interests of the shareholders as a whole.

In considering candidates for director nominee, the committee generally assembles all information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution that the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the Board's balance of perspectives, backgrounds and experiences. While the committee routinely considers diversity as a part of its deliberations, it has no formal policy regarding diversity. With respect to current directors, the committee considers past participation in and contributions to the activities of the Board. The committee recommends director nominees to the Board based on its assessment of overall suitability to serve in accordance with the company's policy regarding nominations and qualifications of directors.

The committee will consider candidates recommended for nomination to the Board by shareholders of the company. Shareholders may nominate candidates for election to the Board under Bermuda law and our Bye-Laws. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as any other candidate. However, the committee would also seek and consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the shareholders. The committee would not evaluate a candidate recommended by a shareholder unless the shareholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for shareholder proposals, see **Important additional information – Shareholder proposals for the 2017 annual general meeting** below.

Director compensation

Directors who are Invesco employees do not receive compensation for their services as directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. In reviewing and determining non-executive director compensation, the committee considers, among other things, the following policies and principles:

- that compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the non-executive directors' interests with the long-term interests of the company's shareholders; and

- that non-executive directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged Johnson Associates as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report includes a review of director compensation at the same peer companies the committee considers for executive compensation practices (see **Compensation Discussion and Analysis – Compensation Philosophy, Design, Process – Review of peer compensation** below). Following the review of current market practices for directors of peer public companies, the Compensation Committee determined in December 2014 that the compensation for non-executives directors would remain the same for 2015. The compensation for non-executive directors for 2015 was as follows, with each fee component paid in quarterly installments in arrears:

Basic cash fee	Non-executive directors (other than the Chairperson of the Board) received an annual basic fee paid in cash in the amount of $120,000.
Chairperson fee	In lieu of the above basic cash fee, the Chairperson of the Board received an annual cash fee of $400,000.
Basic shares fee	Non-executive directors also received an annual award of shares in the aggregate amount of $145,000.
Audit Committee chairperson fee	The chairperson of the Audit Committee received an additional annual cash fee of $50,000.
Compensation and Nomination and Corporate Governance Committee chairpersons fee	The chairperson of the Compensation Committee and the chairperson of the Nomination and Corporate Governance Committee each received an additional annual cash fee of $15,000.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Directors do not receive any meeting or attendance fees.

Following its annual review of current market practices for directors of peer public companies in December 2015, the Compensation Committee determined that the compensation for non-executive directors will remain the same for 2016.

Stock ownership policy for non-executive directors – All shares granted to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy generally requires each non-executive director to achieve and thereafter maintain an ownership level of at least 18,000 shares within seven years of such director's first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is generally required to continue to retain at least 50% of all shares received as compensation from the company.

The following table shows as of December 31, 2015 the status of our non-executive directors meeting the requirements of the policy.

Name	Year service commenced	Total shares held (#)[1]	Share ownership goal met[2]
Joseph R. Canion	1997	43,856	✓
C. Robert Henrikson	2012	13,812	
Ben F. Johnson III	2009	25,032	✓
Denis Kessler	2002	38,078	✓
Edward P. Lawrence	2004	31,836	✓
Sir Nigel Sheinwald	2015	1,561	
G. Richard Wagoner, Jr.	2013	12,463	
Phoebe A. Wood	2010	23,995	✓

1 Includes deferred shares awarded under our legacy Deferred Fees Share Plan.
2 Based on current compensation levels, it is anticipated that Messrs. Henrikson, Sheinwald and Wagoner will each attain the share ownership goal within the time period prescribed by the policy.

Director compensation table for 2015

The following table sets forth the compensation paid to our non-executive directors for services during 2015.

Name	Fees Earned or Paid in Cash ($)[1]	Share Awards ($)[2]	Total ($)
Joseph R. Canion	135,000	144,923	279,923
C. Robert Henrikson	135,000	144,923	279,923
Ben F. Johnson III	400,000	144,923	544,923
Denis Kessler	120,000	144,923	264,923
Edward P. Lawrence	120,000	144,923	264,923
Sir Nigel Sheinwald[3]	45,000	54,324	99,324
G. Richard Wagoner, Jr.	120,000	144,923	264,923
Phoebe A. Wood[4]	138,750	144,923	283,673
J. Thomas Presby[5]	106,250	90,560	196,810

1 Includes the annual basic cash fee and, as applicable, chairperson of the Board fee and committee chairperson fees.
2 Reflects the grant date fair value for each share award. Share awards are 100% vested as of the date of grant.
3 Service began in May 2015.
4 Reflects proration of committee chairperson fee for service beginning in May 2015.
5 Retired in May 2015.

The following table presents the grant date fair value for each share award made to each non-executive director during 2015.

Name	Date of grant 1/30/15 ($)	Date of grant 5/1/15 ($)	Date of grant 7/31/15 ($)	Date of grant 11/3/15 ($)	Total grant date fair value ($)
Joseph R. Canion	36,215	36,242	36,245	36,221	144,923
C. Robert Henrikson	36,215	36,242	36,245	36,221	144,923
Ben F. Johnson III	36,215	36,242	36,245	36,221	144,923
Denis Kessler	36,215	36,242	36,245	36,221	144,923
Edward P. Lawrence	36,215	36,242	36,245	36,221	144,923
Sir Nigel Sheinwald[1]	–	–	18,103	36,221	54,324
G. Richard Wagoner, Jr.	36,215	36,242	36,245	36,221	144,923
Phoebe A. Wood	36,215	36,242	36,245	36,221	144,923
J. Thomas Presby[2]	36,215	36,242	18,103	–	90,560

1 Service began in May 2015.
2 Retired in May 2015.

The aggregate number of share awards outstanding as of December 31, 2015 for each of our non-executive directors was as follows:

Name	Shares outstanding (#)	Deferred shares outstanding (#)	Total share awards outstanding (#)
Joseph R. Canion[1]	36,931	5,925	42,856
C. Robert Henrikson	13,484		13,484
Ben F. Johnson III	25,032		25,032
Denis Kessler	36,978		36,978
Edward P. Lawrence	31,836		31,836
J. Thomas Presby	21,666		21,666
Sir Nigel Sheinwald	1,561		1,561
G. Richard Wagoner, Jr.	7,463		7,463
Phoebe A. Wood	22,053		22,053

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan.

Information About the Executive Officers of the Company

In addition to Martin L. Flanagan, whose information is set forth above, the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



Kevin M. Carome
Senior Managing Director and General Counsel

Kevin M. Carome

Kevin Carome (59) has served as general counsel of our company since January 2006. Previously, he was senior vice president and general counsel of Invesco's U.S. retail business from 2003 to 2005. Prior to joining Invesco, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) where he was senior vice president and general counsel from August 2000 through December 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career at Ropes & Gray. He earned two degrees, a B.S. in political science and a J.D., from Boston College. He is a trustee of the U.S. Powershares ETFs and a director of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer.



Karen Dunn Kelly
Senior Managing Director, Investments

Karen Dunn Kelly

Karen Dunn Kelley (55) has served as senior managing director, Investments, since 2011, with responsibility for certain of Invesco's global equity investment teams, equity trading and investment administration. From 2007 until 2011, she served as CEO of Invesco's fixed income and cash management team. Ms. Dunn Kelley joined Invesco in 1989 and has also served as a money market portfolio manager and chief money market officer. Prior to joining Invesco, Ms. Dunn Kelley worked at Federated Investors (Pittsburgh) from 1986 to 1989, where she was involved in the asset management business aspect of the fixed income division. Ms. Dunn Kelley began her career at Drexel Burnham Lambert in 1982 on the Fixed Income High Grade Retail Desk where she served as vice president and assistant manager. Ms. Dunn Kelley graduated with a B.S. degree from the Villanova University College of Commerce and Finance.



Andrew T.S. Lo
Senior Managing Director and Head of Invesco Asia Pacific

Andrew T.S. Lo

Andrew T. S. Lo (54) has served as head of Invesco Asia Pacific since February 2001. He joined our company as managing director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was chairperson of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an MBA from Babson College in Wellesley, Massachusetts.



Colin D. Meadows
Senior Managing Director and Chief Administrative Officer

Colin D. Meadows

Colin Meadows (45) has served as chief administrative officer of Invesco since May 2006. In September 2008, he expanded his role with responsibilities for operations and technology. In April 2014, his role further expanded to head alternative investments for the company. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.



Loren M. Starr
Senior Managing Director
and Chief Financial Officer

Loren M. Starr

Loren Starr (54) has served as senior managing director and chief financial officer of our company since October 2005. His current responsibilities include finance, accounting, investor relations and corporate services. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He earned a B.A. in chemistry and B.S. in industrial engineering from Columbia University, as well as an M.B.A. from Columbia and an M.S. in operations research from Carnegie Mellon University. Mr. Starr is a certified treasury professional. He is a past chairperson of the Association for Financial Professionals, and he currently serves on the boards of Georgia Leadership Institute for School Improvement (GLISI), the Georgia Council for Economic Education (GCEE) and the Woodruff Arts Center.



Andrew R. Schlossberg
Senior Managing Director
and Head of EMEA

Andrew R. Schlossberg

Andrew Schlossberg (42) has served as senior managing director and head of EMEA (which includes the UK, continental Europe and the Middle East) since January 2016. Mr. Schlossberg joined Invesco in 2001 and has served in multiple leadership roles across the company, including his previous position as Head of US Retail Distribution and Global ETFs for Invesco. He has also served as U.S. chief marketing officer, head of Global Corporate Development (overseeing business strategy and mergers and acquisitions), and in leadership roles in strategy and product development in the company's North American Institutional and Retirement divisions. Prior to joining Invesco, Mr. Schlossberg worked with Citigroup Asset Management and its predecessors from 1996 to 2000 as an equity research analyst on the US large-cap value equity team. Mr. Schlossberg earned a B.S. in finance and international business from the University of Delaware and an M.B.A. from the Kellogg School of Management at Northwestern University.



Philip A. Taylor
Senior Managing Director
and Head of the Americas

Philip A. Taylor

Philip Taylor (61) has served as Head of Invesco's America business since 2012. In addition, Mr. Taylor has responsibility for the firm's fixed income and exchange-traded funds capabilities globally. He also has responsibility for human resources and strategy and business planning. Mr. Taylor leads a council of Invesco's most senior marketing leaders, charged with the responsibility of further strengthening investment reputation, marketing expertise and effectiveness across the firm. Prior to becoming Head of Americas, Mr. Taylor served as Head of Invesco's North American Retail business since 2006. He joined Invesco Canada in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. He was named chief executive officer of Invesco Canada in 2002. Earlier in his career, Mr. Taylor was president of Canadian retail broker Investors Group Securities and co-founder and managing partner of Meridian Securities, an execution and clearing broker. He held various management positions with Royal Trust, now part of Royal Bank of Canada. Mr. Taylor began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble. He received a Bachelor of Commerce (Honours) degree from Carleton University and an M.B.A. from the Schulich School of Business at York University. Mr. Taylor is a member of the dean's advisory council of the Schulich School of Business. He serves on the board of overseers for the Curtis Institute of Music and is a member of the Board of the Royal Conservatory of Music.

Retiring executive officer



G. Mark Armour
Senior Managing Director
and Chair of Invesco UK

G. Mark Armour

Mark Armour (62) has served as senior managing director and Chair of Invesco UK since January 2016. Previously, Mr. Armour served as senior managing director and head of EMEA, a position he held since January 2013, and senior managing director and head of Invesco Institutional, a position he held from January 2007 to 2012. Mr. Armour also has served as head of sales and service for Invesco's institutional operations. He was chief executive officer of Invesco Australia from September 2002 to July 2006. Prior to joining Invesco, Mr. Armour held significant leadership roles in the funds management business in both Australia and Hong Kong. He previously served as chief investment officer for ANZ Investments and spent almost 20 years with the National Mutual/AXA Australia Group, where he was chief executive, Funds Management, from 1998 to 2000. Mr. Armour earned a bachelor of economics from La Trobe University in Melbourne, Australia.

Executive Compensation

Compensation discussion and analysis

This section presents a discussion and analysis of the philosophy and objectives of our Board's Compensation Committee (the "committee") in designing and implementing compensation programs for our executive officers.

The presentation has two main sections – an executive summary and an in-depth discussion. The executive summary highlights our 2015 financial performance and achievements. The executive summary then discusses recent enhancements to our executive compensation program, followed by a brief discussion of the compensation of our chief executive officer. We then provide a summary of our compensation decision-making process and how the annual outcomes of company-wide compensation, including executive compensation, are greatly influenced by progress against our multi-year strategic objectives, annual operating plan and annual financial performance. Included in the executive summary is a review of our solid financial results and related shareholder outcomes over the past five years to illustrate the positive results of our multi-year strategic objectives. The executive summary then provides a discussion and illustrations of how our chief executive officer's compensation is tied to our financial results and compares to that of our peers.

The balance of the presentation has three components. We provide a more in-depth discussion of our compensation philosophy, design and process, including the components of executive compensation and their respective purposes. We then provide a flowchart of our 2015 compensation decision-making process and discuss each element of the flowchart in-depth – including matters we briefly described in the executive summary. A detailed review of the 2015 accomplishments and compensation determinations of our chief executive officer, chief financial officer and the next three most highly compensated executive officers (our "named executive officers" or "NEOs") is then discussed. Lastly, the in-depth discussion sets forth our other compensation policies and practices.

2015 Named executive officers

Martin L. Flanagan	**Loren M. Starr**	**G. Mark Armour**	**Andrew T.S. Lo**	**Philip A. Taylor**
President and Chief Executive Officer	Senior Managing Director and Chief Financial Officer	Senior Managing Director and Former Head of EMEA	Senior Managing Director and Head of Asia Pacific	Senior Managing Director and Head of the Americas

Table of Contents

Executive Summary

Our 2015 highlights

In the context of challenging market conditions, Invesco continued to execute well against our strategic objectives, which enabled us to deliver strong, long-term investment performance for our clients and contributed to the continued strength of our business. Our financial performance for 2015 was modestly lower year-over-year despite very volatile markets. Applying a holistic review to the company's performance and taking into account lower year-over-year financials results, our Compensation Committee determined that the company-wide incentive pool should be lower for 2015. In addition, as part of its rigorous and judicious executive compensation decision-making, our Compensation Committee determined that our chief executive officer's total incentive compensation should be reduced by 6.0%.

2015 Financial Performance (y-o-y)

Annual Adjusted Operating Income[1]	Annual Adjusted Operating Margin[1]	Annual Adjusted Diluted EPS[1]	Return of Capital to Shareholders[2]
$1.5 Billion (-0.1%)	41.0% (-0.4 percentage points)	$2.44 (-2.8%)	$1.0 Billion (+44%)

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.
2 Return of capital to shareholders is calculated as dividends paid plus share repurchases during the year ended December 31, 2015.

We continued to successfully execute our strategic objectives for the benefit of clients and shareholders

We focus on four key strategic objectives set forth in the table below that are designed to further sharpen our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. As described below, in 2015 we made significant progress against our strategic objectives and enhanced our ability to deliver strong outcomes to clients while further positioning the firm for long-term success.

Our strategic objectives	2015 Achievements — A strong focus on delivering better outcomes to clients
Achieve strong investment performance	   1-Year 3-Year 5-Year – Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets in top half of peer group over one, three and five years (as of December 31, 2015) shown above. (See Appendix B for important disclosures regarding AUM ranking.)
Be instrumental to our clients' success	– Enhanced institutional capabilities across all regions, anchored by key leadership hires – Continued growth in EMEA, driven by strong execution of cross-border funds and institutional mandates – Completed a firm-wide effort to better understand what differentiates Invesco in the marketplace and how we can more effectively align with the needs of clients
Harness the power of our global platform	– Invested in and supported the launch of alternative trading platforms in the U.S. and Canada to enhance our ability to deliver best trading execution for our clients – Executed firm transformational initiatives including information systems improvements and enhancement of our global operational platforms
Perpetuate a high-performance organization	– Continued to strengthen employee engagement across the firm, driven by employees' perspectives regarding ethics and values of the firm, personal development and growth, and the firm's strategy and direction. Our employee engagement scores exceed the "global high-performing company" norm – a relevant benchmark provided by our employee survey provider, Willis Towers Watson – Conducted investment professional development forums and expanded our investment leadership programs and next generation leadership program – Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the fourth year in a row

Enhancements to our executive compensation program

At the 2015 Annual General Meeting of Shareholders, 83.3% of the votes cast were in favor of the advisory proposal to approve our NEO compensation. During 2015 and early 2016, we actively sought feedback on our compensation programs from our largest shareholders. As described in the table below, the committee made a number of enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market.

Multi-year performance period	**Long-term performance-based equity awards granted in 2016 in respect of 2015 are subject to a multi-year performance period.** Based on feedback from shareholders, we are transitioning the performance period for our long-term performance-based equity awards from a 1-year to a 3-year performance period. The committee believes a multi-year performance period, like the other performance-based award enhancements listed below, strengthens alignment of our executive officers' compensation with client interests and shareholder success and is consistent with market best practice.
Focus on adjusted operating margin	**Long-term equity awards granted in 2016 in respect of 2015 vest subject to the achievement of thresholds of adjusted operating margin, as opposed to achievement of either adjusted operating margin or adjusted earnings per share thresholds in prior years.** A focus on adjusted operating margin ensures discipline in corporate investments, initiatives and capital allocation. It is a measure of overall strength of the business and, importantly, we believe it more effectively avoids conflicts of interest with clients that other measures may introduce.
More rigorous performance objectives	**More rigorous performance objectives are applied to performance-based awards granted in 2016 in respect of 2015.** The committee made this enhancement in tandem with applying a multi-year performance period to performance-based awards. We believe this further strengthens alignment of our executive officers' compensation with client interests and shareholder success. See **Our variable incentive compensation – Our long-term equity awards** below for additional details.

Invesco's executive compensation outcomes are based on operating results within the context of multi-year strategic objectives.

Determination of company-wide annual incentive pool based upon progress against strategic objectives and annual operating plan

Throughout the year, the committee examines our performance against the factors listed above in **Our multi-year strategic objectives and annual operating plan**. Based on the company's performance for the year, the committee establishes an overall company-wide incentive pool within well-established guidelines. The pool size is limited to a percentage of pre-cash bonus operating income ("PCBOI") to ensure, at all times, the company-wide incentive pool is linked to Invesco's operating results. See **Determining the 2015 Compensation of Our Executive Officers – Determination of company-wide incentive pool based upon progress against strategic objectives and annual operating plan** below. Consistent with past practice, all 2015 incentive awards, including NEO awards, were paid out of this incentive pool. Our compensation committee makes holistic, rigorous and judicious decisions for overall incentive pool funding in the context of Invesco's multi-year performance. The committee does not attempt to rank or assign relative weight to any factor, but rather applies its judgment in considering them in their entirety. The committee is focused on the totality of organizational success without tying decisions to a specific formula.

Mr. Flanagan's total incentive compensation was reduced by 6.0%.

Chief executive officer compensation

Martin L. Flanagan led the company's efforts to deliver strong outcomes and service to clients and oversaw significant achievements related to our key strategic objectives, as described above in **Our 2015 highlights**. However, our financial performance was modestly lower year-over-year due to challenging market conditions. Our Compensation Committee, therefore, determined that Mr. Flanagan's total incentive compensation should be reduced by 6.0%.

2015 Performance Metrics

Annual adjusted operating income[1] (y-o-y)	Annual adjusted operating margin[1] (y-o-y)	Annual adjusted diluted EPS[1] (y-o-y)	Return of capital to shareholders[2]
-0.1%	-0.4 percentage points	-2.8%	$1.0 Billion (+44% y-o-y)

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.

2 Return of capital to shareholders is calculated as dividends paid plus share repurchases during the year ended December 31, 2015.

CEO compensation

2015 Total compensation[1]	2015 Total incentive compensation	Change in total incentive compensation from prior year
$15,085,000	$14,295,000	-6.0%

	Base salary	Annual cash bonus	Annual stock deferral award	Long-term equity award
2015	$790,000	$4,650,000	$1,925,000	$7,720,000
y-o-y % Change	0.0%	-5.6%	-5.2%	-6.5%

Incentive compensation

☐ 2015 Total incentive paid in cash
■ 2015 Total incentive deferred



67%

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of which is performance based) earned in 2015. See note on page 40 regarding differences from the summary compensation table.

Compensation decision-making process and outcomes within a multi-year context

Our multi-year strategic objectives and annual operating plan

Our strategic objectives guide our strategic planning process, which has helped us deliver better outcomes for clients while achieving strong results for shareholders over a multi-year period. Management, with the guidance and input from the Board of Directors, annually reviews our multi-year strategic objectives in the context of global trends and macro themes impacting the asset management industry, our position within key markets and the financial implication of our decisions. The outcome of the review is an annual operating plan, composed, in part, of our business priorities and related projected financial outcomes. Throughout the year, the Board of Directors reviews with management the performance against the annual operating plan.

Invesco utilizes multi-year strategic objectives to deliver strong outcomes for clients and shareholders.



Multi-year strategic objectives > Annual operating plan > Board reviews performance

Our Board and management review performance against our strategic objectives and annual operating plan based on a number of factors, including those shown below.

Global trends and macro themes	Investment performance and flows	Organizational health
Efficiency and effectiveness	Operating results and financial strength	Shareholder returns

For additional detail, see **Determining the 2015 Compensation of Our Executives Officers – Our multi-year strategic objectives and annual operating plan** below.

Financial performance over the past 5 years

By delivering better outcomes to clients, our financial strength, stability and efficiencies have improved over the past five years. The company has experienced, among other achievements, solid adjusted operating income and adjusted operating margin expansion, strong AUM and earnings growth, material return of capital to shareholders and significant total shareholder return.

Adjusted operating income[1]	Adjusted operating margin[1] Percentage Points Change	Ending AUM	Adjusted diluted EPS[1]	Return of capital to shareholders[2]	Total shareholder return[3]
+70.0% ▲	+4.7 ▲	+29.4% ▲	+82.1% ▲	$3.8 Billion	58.5%

Measurement period from January 1, 2011 to December 31, 2015.

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.

2 Return of capital to shareholders is calculated as dividends paid plus share repurchases during the period January 1, 2011 to December 31, 2015.

3 Total shareholder return is calculated as the change in share price over the measurement period plus the sum of all dividends received during the measurement period, divided by the share price at the beginning of the measurement period.

Our committee makes holistic, rigorous and judicious executive compensation decisions.

Executive officer compensation decisions

Following the establishment of the company-wide annual incentive pool, the committee sets the compensation levels of our executive officers. Similar to the approach that the committee follows in setting the incentive pool, the committee makes executive compensation decisions based on the totality of the results without tying decisions to a specific formula. The committee considers a number of factors in setting the compensation levels of our executive officers, including the following:

- the company's achievements in respect of our strategic objectives and annual operating plan as described above (including global trends and macros themes, investment performance and flows, organizational health, efficiency and effectiveness, operating results and financial strength, and shareholder returns);

- the competitive environment by reviewing performance against peers across numerous financial factors; and

- each executive officer's individual performance.

The committee believes that this thoughtful, holistic approach, which incorporates fact-based qualitative judgments, is more rigorous and effective than purely mechanical formula criteria. The committee believes a review of our process and determinations demonstrates that we closely tie pay to performance and our executive compensation is appropriate when compared to the company's performance. As illustrated in the following four charts, our chief executive officer's total compensation over the past five years is closely aligned with company performance on key financial measures – including adjusted operating income, adjusted operating margin and adjusted diluted EPS – demonstrating our committee's rigorous and judicious approach.

Our chief executive officer's compensation over the past five years has aligned closely with company performance.

5-Year Invesco CEO pay versus financial performance

CEO compensation[1]
$ millions



Adjusted operating income[2]
$ millions



Adjusted operating margin[2]
%



Adjusted diluted EPS[2]
$



	2011	2012	2013	2014	2015
■ CEO Compensation ($mil)	12.9	12.5	15	16	15.1
■ Adjusted operating income ($mil)	1,046	1,012	1,292	1,495	1,494
■ Adjusted operating margin (%)	37.5	35.7	39.7	41.4	41.0
■ Adjusted diluted EPS ($)	1.63	1.65	2.13	2.51	2.44

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of which is performance based) earned in 2015. See note on page 40 regarding differences from the summary compensation table.
2 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.

Our chief executive officer's total incentive compensation relative to the company's adjusted operating margin and adjusted operating income over the last five years demonstrates the committee's judicious approach to executive compensation.

5-Year Invesco CEO incentive compensation versus adjusted operating margin and adjusted operating income

	2011		2012		2013		2014		2015	
y-o-y change in adjusted operating income[1]	+19%	▲	-3%	▼	+28%	▲	+16%	▲	-0.1%	▼
y-o-y percentage point change in adjusted operating margin[1]	+1.2	▲	-1.8	▼	+4.0	▲	+1.7	▲	-0.4	▼
y-o-y change in Invesco CEO total incentive compensation	0%	–	-3%	▼	+21%	▲	+7%	▲	-6%	▼

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures.

CEO pay and company financial performance versus peers

As illustrated in the chart below, our chief executive officer's average total compensation ranks at approximately the 67th percentile of our peer group for the 3-year period between 2012 and 2014 (the latest year for which public data was available). By comparison, our financial performance on the key financial measures noted below relative to our peer group ranged from approximately the 53rd to the 67th percentile. Invesco is generally near the median of our peer group market capitalization and annual revenues. Based upon the foregoing, our chief executive officer's average total compensation is aligned with our rank in performance on key financial measures against our peers. See the table below for a list of companies we consider to be our peers. See also **Compensation Philosophy, Design and Process - Review of peer compensation.**

CEO pay and financial performance

Invesco ranking versus peer group (2012-2014)



Percentile
3-Year CAGR
100
90
80
70
60
50
40
30
20
Adjusted Operating Income 3-Yr CAGR1
Adjusted Operating Margin Change in percentage points1
Adjusted Diluted EPS 3-Yr CAGR1
CEO Average Total Compensation2

1 Note regarding non-GAAP financial measures: The above chart includes publicly reported adjusted financial measures of Invesco and its peer companies. The adjusted financial measures are all non-GAAP financial measures. Similarly titled reported measures of the peer companies may not be comparable to Invesco's adjusted measures.

2 CEO total compensation percentile rank is based on a 3-year average of total compensation for each peer company CEO as publicly reported in the summary compensation table for each company.

Peer companies

- Affiliated Managers Group
- AB
- Ameriprise Financial
- BlackRock
- BNY Mellon
- Eaton Vance
- Federated Investors
- Franklin Resources
- Janus Capital Group
- Legg Mason
- Northern Trust
- SEI Investment Company
- State Street
- T. Rowe Price
- Waddell & Reed

Our compensation practices

Below we highlight certain executive compensation practices designed to align executive pay with performance, ensure good governance and serve our shareholders' long-term interests.

What we do

✓ **Pay for performance.** We tie pay to the performance of the company and the individual. The great majority of executive officer compensation is not guaranteed and is variable.

✓ **Strong emphasis on deferred compensation with long vesting periods.** Compensation for our executive officers is heavily weighted to deferred compensation (55-70%), consisting of annual stock deferral and long-term equity awards that vest over four years.

✓ **50% of long-term equity awards are performance-based.** 50% of long-term equity awards for executive officers are tied to the achievement of specified levels of adjusted operating margin. Beginning in 2016, we are transitioning the performance period for our long-term performance-based equity awards from a 1-year to a 3-year performance period, and such awards will vest on attainment of adjusted operating margin targets, as opposed to either of an adjusted operating margin target or an adjusted EPS target. For more information regarding long-term equity awards made to our executive officers, including our named executive officers, see **Our variable incentive compensation – Our long-term equity awards** below.

✓ **Linkage of incentive compensation pool to PCBOI.** We have a history of disciplined decision-making over multiple years and through various economic cycles, including directly linking the aggregate incentive compensation pool to a defined range of our pre-cash bonus operating income ("PCBOI"); ensuring incentive compensation is paid only when the company is generating operating income. For more information regarding our incentive compensation pool see **Determination of company-wide annual incentive pool based upon progress against strategic objectives and annual operating plan** below.

✓ **"Clawback" policy.** The company maintains a "clawback" policy for our executive officers' performance-based long-term equity awards which permits the company to recover compensation in the event of fraudulent or willful misconduct. For more information regarding our clawback policy, see **Other Compensation Policies and Practices – Clawback policy** below.

✓ **Stock ownership policy.** We maintain robust share ownership guidelines for our executive officers, creating a further link between management interests, company performance and shareholder value. Shares must be held until the stock ownership policy requirements are met. All of our executive officers have exceeded the ownership requirements. For more information regarding our stock ownership policy, see **Other Compensation Policies and Practices – Stock ownership policy** below.

✓ **"Double triggers."** We maintain a "double trigger" requirement on the vesting of equity awards in the event of a change in control, meaning that an equity award holder must be terminated following the change in control before vesting will be accelerated.

✓ **Modest perquisites.** We provide modest perquisites that provide a sound benefit to the company's business.

✓ **Independent compensation committee consultant.** Our independent compensation consultant, Johnson Associates, Inc., is retained directly by the committee and performs no other services for the company.

✓ **Maintain a cap on CEO total compensation.** Our compensation committee has set a cap of $25 million for our chief executive officer's total compensation in respect to 2016, with actual pay expected to be below that level.

✓ **Annually perform risk analysis on executive compensation program.** Our committee annually reviews our compensation programs to determine whether such polices and practices create risks that are reasonably likely to have a material adverse effect on the company.

✓ **Minimum vesting for equity awards.** Our equity incentive plans provide a minimum vesting period of two years for equity grants made beginning in 2015.

What we don't do

x **No dividends or dividend equivalents on unvested performance-based awards.** No dividends or dividend equivalents are paid on performance-based awards during the vesting period. Rather, dividends are deferred and are paid based on performance achieved, with no premiums.

x **No gross ups.** We do not generally provide excise tax "gross ups," other than in the case of certain relocation expenses, consistent with our relocation policy.

x **No short selling or hedging.** Our insider trading policy strictly prohibits short selling, dealing in publicly-traded options and hedging or monetization transactions in our common shares.

x **No share recycling.** Our equity incentive plans contain provisions prohibiting share recycling for stock options and stock appreciation rights.

Compensation Philosophy, Design and Process

Our compensation philosophy

To support our strategic objectives, we have structured our compensation programs at every level to achieve the following objectives:

- align individual awards with client and shareholder success;
- reinforce our commercial viability by closely linking rewards to results at every level;
- reinforce our meritocracy by differentially rewarding high-performers; and
- recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation.

The committee has, among other duties, responsibility for determining the components and amounts of compensation paid to our executive officers.

Role of the compensation committee

The committee's responsibilities include: (i) reviewing and making recommendations to the Board about the company's overall compensation philosophy; (ii) approving the aggregate compensation pool; (iii) evaluating the performance of, and setting the compensation for, the Chief Executive Officer; and (iv) reviewing and overseeing management's annual process for evaluating the performance of, and approving the compensation for, all other executive officers, including our other named executive officers.

In making these determinations, the committee considers the performance against our strategic objectives, the success in executing annual objectives in a multi-year context, year-over-year operating results, and operating results versus peers. All non-executives directors regularly attend compensation committee meetings, highlighting the importance of executive officer compensation decisions for our Board. For additional detail on the company's compensation alignment to its financial results, see **Compensation Decision-Making Process and Outcomes Within a Multi-Year Context** above.

Components of executive compensation and their purpose

We utilize a variety of compensation components to achieve our objectives. The compensation program for our executive officers, including the NEOs, consists of base salary and variable incentive compensation. The committee believes the bulk of our executive officers' pay should be incentive compensation – a combination of annual cash bonuses, annual stock deferral awards, and long-term equity awards. The following table further describes each pay component, as well as its purpose and key measures.

Incentive type		Pay element	What it does	Key measures
Incentive type	Fixed	Base salary	– Provides competitive fixed pay – Reasonable base compensation for day-to-day performance of job responsibilities – Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry	– Experience, duties and scope of responsibility – Internal and external market factors
	Variable	Annual cash bonus	– Provides a competitive annual cash incentive opportunity	– Based upon annual financial results and performance against long-term strategic objectives
		Annual stock deferral award (time-based vesting)	– Along with annual cash bonus, provides a competitive annual incentive opportunity – Aligns executive with client and shareholder interests – Encourages retention by vesting in equal annual increments over four years	– Based upon annual financial results and performance against long-term strategic objectives
		Long-term equity awards (performance-based and time-based vesting)	– Recognizes long-term potential for future contributions to company's long-term strategic objectives – Aligns executive with client and shareholder interests – Encourages retention by vesting in equal annual increments over four years for time-based awards and at the end of the 3-year performance period for performance-based awards (subject to a transition period for awards granted in 2016)	– Based upon financial results and performance against long-term strategic objectives – 50% performance-based vesting tied to adjusted operating margin – 3-year performance period for performance-based awards (subject to a transition period for awards granted in 2016)

Our variable incentive compensation

As noted above, each executive officer's variable compensation is a combination of an annual cash bonus, an annual stock deferral award and a long-term equity award (including a performance-based award). Our executive officers' incentive awards are funded from the company-wide incentive pool established annually by the compensation committee after a review of the company's progress on multiple operating measures, the company's progress toward achieving its strategic objectives and other factors. The committee does not attempt to rank or assign relative weight to any factor, but rather applies its judgment in considering them in their entirety. For additional detail on the annual company-wide incentive pool, see **Determining the 2015 Compensation of Our Executive Officers** below.

Our annual awards

> Our executive officers' annual variable compensation is comprised of cash and equity awards that vest ratably over four years.

We use our annual awards, which consist of cash and annual stock deferred awards, to recognize current year performance and closely align employees' interests with those of clients and shareholders, differentially reward high performers and link compensation to financial results. Our annual stock deferral awards generally vest over four years in 25% increments each year and typically account for approximately 20-25% of an executive officer's equity incentives.

Our long-term equity awards

> Performance-based long-term equity awards have a three-year performance period and three-year cliff vesting (subject to a transition period for awards granted in 2016).

The committee believes long-term equity awards should align employee and shareholder interests and a portion of awards should be paid only upon achievement of targeted financial results. In particular, the committee believes that the design of the long-term equity awards should:

- focus our management on preserving value for our shareholders;

- hold our executives accountable for the sound management of the company; and

- tie a specific portion of our executive officers' compensation to a measure that management can most directly influence that will ultimately lead to shareholder value.

Fifty percent of our long-term equity awards are performance based. This year, the committee has continued the process of enhancing performance-based awards granted for 2015 based on feedback from our shareholders and a market review. These changes consist of:

- transitioning the performance period from a 1-year to a 3-year performance period;

- focusing the performance metric on adjusted operating margin by eliminating the adjusted earnings per share performance measure; and

- applying more rigorous performance objectives for achievement.

The committee believes tying the vesting of the performance-based equity awards to the achievement of adjusted operating margin over a multi-year period achieves its goals with respect to performance-based awards as follows:

- it focuses discipline in corporate investments, initiatives and capital allocation;

- it is consistent with the way we manage the business;

- it is an important measure of overall strength of an asset manager;

- it is a primary measure of focus of industry analysts;

- it is improved through effective management over the long term; and

- it more effectively avoids conflicts of interest with clients.

> The rigor of the financial performance measures have increased to further align executive and shareholder interests.

As part of the enhancement to the performance-based long-term equity awards, the committee reviewed the rigor of the vesting thresholds applied to the awards. Taking into consideration the feedback received from our shareholders and reviewing market practices, the committee determined that the following changes to the vesting schedule would further align the awards with the committee's philosophy regarding performance-based awards:

- Set a band for 100% achievement, or target range, around the current performance level;

- Compared to prior practice, more stringent partial vesting of awards for failure to achieve target range; and

- Provide upside opportunity beyond the target range for overachievement accomplished through disciplined corporate investments, initiatives and capital allocation.

A comparison of this year's vesting schedule to the prior year's schedule (with respect to adjusted operating margin only) is shown below:

Adjusted operating margin (%)	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46	47	48	49	50	51	52	53	54
Current plan (%)	0	25	50	75	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
2016 award vesting thresholds (%)[1]	0	0	0	25	50	75	80	85	90	95	100	100	100	100	100	100	100	100	100	105	110	115	120	125	130	135	140	145	150

1 The transition to a multi-year performance period is described below in **Transition period**.

In summary, these enhancements compared to the prior approaches are described in the following table with the most notable changes being (i) a 3-year performance measurement period (versus the prior year's 1-year period), (ii) one performance measure of adjusted operating income (versus the prior year's adjusted operating income or adjusted diluted EPS performance measures) and (iii) a higher performance requirement of 36% adjusted operating margin to achieve 100% vesting (versus the prior year's 30% requirement) with an upside opportunity beyond the target range for overachievement.

Long-term equity award component	Prior approach	New approach
Performance period	One year	Three years (subject to transition period)
Performance metrics	Either adjusted operating margin or adjusted diluted EPS targets	Adjusted operating margin
Performance metric rigor	− Graduated vesting beginning at 26% adjusted operating margin with full vesting at 30% − Graduated vesting beginning at $1.10 adjusted diluted EPS with full vesting at $1.60	Vesting schedule: − Graduated vesting between 28% and 36% adjusted operating margin − 100% vesting between 36% and 44% − Greater than 100% graduated vesting between 44% and 54%
Vesting	4-year ratable	3-year cliff (subject to transition period)
Dividend equivalents	Deferred and only paid to the extent an award vests	Deferred and only paid to the extent an award vests

Transition period
Performance-based long-term equity awards previously have vested pro rata over a four-year period. As part of the transition to a three-year cliff vesting for performance-based awards, 50% of the awards granted in 2016 will be subject to a two-year performance period (2016-2017) and vest in February 2018. The remaining 50% of such awards will be subject to a three-year performance period (2016-2018) and vest in February 2019. For awards granted in 2017 and after, all such awards will be subject to a three-year performance period and vest in the February following the end of such performance period.

Our compensation mix

To align our executive officers' awards with client and shareholder success, the committee has designed our executive officers' compensation so that executive officers receive a significant portion of their compensation in the form of deferred incentives. The committee believes this appropriately aligns our executive officers' interests with our shareholders as it focuses on long-term shareholder value creation. The committee has no pre-established policy or target on the allocation between pay elements in order to be able to adjust practices to best meet the interest of our shareholders. For 2015, 67% of our chief executives officer's incentive compensation was in the form of deferred incentive compensation. See the table below for a discussion and comparison of our chief executive officer's deferred incentive compensation versus our peers.

Review of peer compensation

In determining executive compensation, the committee reviews the executive compensation practice and levels of our industry peer companies, as well as other comparable investment management companies. Our industry peers consist of companies in the S&P 500 and S&P 400 that are also in the Asset Management and Custody Bank sub-index, plus AB, another global asset manager followed by industry analysts.



Global   **4 peers**
− AB
− BlackRock
− Franklin Resources
− Legg Mason

Custody and Trust Bank   **3 peers**
− BNY Mellon
− Northern Trust
− State Street

US Focused   **8 peers**
− Affiliated Managers Group
− Ameriprise Financial
− Eaton Vance
− Federated Investors
− Janus Capital Group
− SEI Investment Company
− T. Rowe Price
− Waddell & Reed

Invesco's deferred incentive compensation as a percentage of total incentive compensation for its chief executive officer, versus our peers, demonstrates our commitment to strong alignment of our chief executive officer's compensation to the long-term interests of our shareholders. As shown in the table below, Invesco ranked high among its peer companies for 2014 (the latest year for which public data was available), paying 68% of incentive compensation in deferred compensation.

2014 Deferred compensation of Invesco CEO and its peer companies as a percent of total incentive compensation



% of total incentive compensation

Based on data for Invesco and peer companies as publicly reported in the summary compensation tables for 2014, excluding one peer company that did not grant incentive compensation for 2014.

The committee's compensation consultant assists the committee in its analysis of our executive compensation programs.

Role of the independent compensation consultant

The committee's charter gives it the authority to retain consultants and other advisors to assist it in performing its duties. The committee has engaged Johnson Associates, Inc., an independent consulting firm, to advise it on director and executive compensation matters. Johnson Associates:

- assists the committee throughout the year in its analysis and evaluation of our overall executive compensation programs, including compensation paid to our directors and executive officers;
- attends certain meetings of the committee and periodically meets with the committee without members of management present;
- provides the committee with certain market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry and certain investment management firms which we consider generally comparable to us; and
- provides commentary regarding market conditions, market impressions and compensation trends.

The committee uses such data as reference material to assist it in gaining a general awareness of industry compensation standards and trends. The market data, including performance and pay practices of the peer group and broader investment management firms, do not directly affect the committee's compensation determinations for our executive officers, including our named executive officers. Although we seek to offer to our executive officers a level of total compensation that is competitive, the committee does not target a particular percentile of market or the peer group with respect to total pay packages or any individual components thereof. The committee's consideration of the market data constitutes only one of many factors reviewed and such market data is considered generally and not as a substitute for the committee's independent judgment in making compensation decisions regarding our executive officers.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2015. The company uses other compensation and benefits consultants to provide market data, actuarial services and/or advice relating to broad management employee programs in which named executive officers may participate.

Role of executive officers in determining executive compensation

Our Chief Executive Officer meets with the non-executive directors (including committee members) throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our Chief Executive Officer and Head of Human Resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic objectives. Our Chief Financial Officer assists as needed in explaining specific aspects of the company's financial performance.

Determining the 2015 Compensation of Our Executive Officers

Flowchart of the compensation decision-making process

The following flowchart depicts the committee's compensation decision-making process and related judgments for 2015. A detailed review of each step follows the flowchart.



Review of Multi-Year Strategic objectives

Developed in the context of Invesco's mission and principles	Developed from a review of global macro themes, an analysis of our position within key markets and long-term financial model

Develop Annual Operating Plan

Includes financial planning and operational performance detail	Management provides risk management and oversight as company executes on annual operating plan	Performance against priorities reviewed by management team and Board throughout the year

Compensation Committee Establishes Company-Wide Annual Incentive Pool (% of PCBOI)

Review performance against annual operating plan within context of multi-year strategic objectives	Review peer compensation	Input from independent compensation consultant

Compensation Committee Reviews Executive Officer Performance

Review individual executive's accomplishments and responsibilities	Review peer compensation	Input from CEO for other executive officers	Input from independent compensation consultant

2015 Executive Officer Compensation Outcomes

Invesco utilizes multi-year strategic objectives to deliver strong outcomes for clients and shareholders.

Our multi-year strategic objectives and annual operating plan

Our strategic objectives guide our strategic planning process, which has helped us deliver better outcomes for clients while achieving strong results for shareholders over a multi-year period. Management, with the guidance and input from the Board of Directors, annually reviews our multi-year strategic objectives in the context of global trends and macro themes impacting the asset management industry, our position within key markets and the financial implications of our decisions. The outcome of the review is the establishment of an annual operating plan, composed, in part, of our business priorities and related projected financial outcomes. Throughout the year, the Board of Directors reviews with management the performance against the annual operating plan.



Multi-year strategic objectives → Annual operating plan → Board reviews performance

Our Board and management review performance against our strategic objectives and annual operating plan based on a number of factors, including those set forth below. Achievements against these measures drives strong outcomes for our clients and shareholders.

Global trends and macro themes	**Investment performance and flows**	**Organizational health**
– Regional macro-economic factors and market drivers including (but not limited to): - Monetary and fiscal policy landscape - GDP trends – Competitive landscape – Market opportunities – Client needs assessment	– Assessment of investment returns versus expectations – Quality and breadth of our investment capabilities – On a 3- and 5-year basis, % of AUM in top half versus peers – On a 3- and 5-year basis, % of AUM versus benchmark – Net long-term flows as a % of AUM – Average AUM	– Thoroughness of talent management and development – Succession planning – Employee engagement scores – Retention of investment professionals – Retention of key performers in all areas – Leadership and management practices
Efficiency and effectiveness	**Operating results and financial strength**	**Shareholder returns**
– Net revenue yield – Adjusted operating expense as % of average AUM – Adjusted operating income as % of average AUM – Adjusted operating margin	– Adjusted operating income – Adjusted earnings per share – Leverage ratio (adjusted debt/EBITDA) – Credit rating (Moody's, S&P and Fitch) – Available cash	– Dividend growth – Stock repurchases – Cumulative capital returned to shareholders – Total shareholder returns versus total returns of S&P 500

Each year, the committee establishes a company-wide incentive pool that is a percentage of pre-cash bonus operating income. All 2015 awards, including NEO awards, were paid out of this pool.

Determination of company-wide annual incentive pool based upon progress against strategic objectives and annual operating plan

The committee examines the company's performance on multiple operating measures, including those shown above, the company's performance toward achieving its strategic objectives and other factors, including pre-cash bonus operating income ("PCBOI"). While each of these items is considered by the committee, the committee does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety. The committee is focused on the totality of organizational success without tying compensation decisions to a specific formula.

Linking the aggregate incentive compensation pool to a defined range of our PCBOI ensures incentive compensation is paid only when the company is generating operating income.

The committee established parameters, used consistently for many years, to guide the end-of-year decision-making process regarding the company-wide incentive pool size to ensure that compensation is aligned with the financial and strategic results discussed above. These parameters are expressed as a percentage of PCBOI. The committee uses a range of 34-48% of PCBOI, in the aggregate, in setting the company-wide incentive pool, though it maintains the flexibility to go outside either end of this range in circumstances that it deems exceptional. The range includes the cash bonus and deferred compensation pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data concerning the practices of asset management and other similar financial services firms as analyzed by Johnson Associates, our independent compensation consultant, and based on data obtained from the McLagan and CaseyQuirk Performance Intelligence Study.

Over the past five years, the incentive pool has averaged approximately 41% of PCBOI. Utilizing its judgment, and applying discretion based upon the company's financial results and progress against strategic objectives during 2015, the committee set the company-wide incentive pool for 2015 at approximately 39% of PCBOI (compared to 39% of PCBOI for 2014).



Percentage of PCBOI for company-wide incentive pool

5-year average	2014	2015
41%	39%	39%

For 2015, the committee determined to decrease the cash bonus pool and decrease the annual stock deferral awards and leave long-term equity awards generally unchanged from last year (on an average per person basis).

In respect of 2015, the committee decided:

- the cash bonus pool would decrease this year as a result of the decrease in PCBOI; and

- with respect to the deferred compensation pool, annual stock deferral awards would decrease consistent with the cash bonus pool and long-term equity awards would generally remain unchanged from last year (on an average per person basis) to continue to tie the interests of our employees to the long-term interests of our shareholders.

For more information regarding the company's financial results and our achievement of strategic objectives for 2015, see **Our 2015 highlights** above.

Our executive officers' compensation is highly correlated to our clients' and shareholders' success and closely links rewards to results at every level.

Review of 2015 NEO performance and compensation outcomes

Incentive compensation for our named executive officers is paid from the annual company-wide incentive compensation pool described above. In making its determination for our executive officers' compensation, the committee considers the 2015 material goals and accomplishments of each named executive officer, as well as the company's overall performance. The committee makes its compensation decisions based upon the totality of the results without tying compensation decisions to a specific formula. The committee believes that this holistic approach, which incorporates fact-based qualitative judgments, is more effective than purely mechanical formula criteria.

Set forth below is a summary of the 2015 material accomplishments of each named executive officer that the committee considered in determining each such officer's compensation for 2015, as well as their 2015 compensation. In addition, the following tables and graphs show for the chief executive officer and the other named executive officers the ratio of 2015 cash incentive compensation (annual cash bonus) to deferred incentive compensation (annual stock deferral award and long-term equity award).

Note: The graphs and tables below depict how the committee viewed its compensation decisions for our NEOs in respects of 2015, but they differ substantially from the Summary Compensation Table ("SCT") on page 48 required by SEC rules and are not a substitute for the information presented in the SCT. There are two principal differences between the SCT and the presentations below:

■ The company grants both cash and deferred incentive compensation after our earnings for the year have been announced. In both the presentations below and the SCT, cash incentive compensation granted in 2016 for 2015 performance is shown as 2015 compensation. Our presentation below treats deferred incentive compensation similarly, so that equity awards granted in 2016 are shown as 2015 compensation. The SCT does not follow this treatment. Instead the SCT reports the value of equity awards in the year in which they are granted, rather than the year in which they were earned. As a result, equity awards granted in 2016 for 2015 performance are shown in our presentation below as 2015 compensation, but the SCT reports for 2015 the value of equity awards granted in 2015 in respect of 2014 performance.

■ The SCT reports "All Other Compensation." These amounts are not part of the committee's compensation determinations and are not shown in the presentation below.

Our chief executive officer's 2015 compensation

Mr. Flanagan has been our President and Chief Executive Officer since August 2005. Mr. Flanagan's performance is measured against the company's achievements of its strategic objectives and annual operating results. During 2015, Mr. Flanagan led the company's efforts to deliver better outcomes and service to clients and oversaw significant achievements related to our key strategic objectives. However, our financial performance was modestly lower year-over-year due to challenging market conditions. Our Compensation Committee determined that Mr. Flanagan's total incentive compensation should be reduced by 6.0%.

Achieve strong financial performance	Annual adjusted operating income[1] (y-o-y) -0.1%	Annual adjusted operating margin[1] (y-o-y) -0.4 percentage points	Annual adjusted diluted EPS[1] (y-o-y) -2.8%	Return of capital to shareholders[2] $1.0 Billion (+44% y-o-y)
	1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix C of this Proxy Statement regarding Non-GAAP financial measures. 2 Return of capital to shareholders is calculated as dividends paid plus repurchases during the year ended December 31, 2015.			

Achieve strong investment performance	 1-Year  3-Year  5-Year
	– Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets above benchmark over one, three and five years (as of December 31, 2015) shown above. (See Appendix B for important disclosures regarding AUM ranking.)
Be instrumental to our clients' success	– Enhanced institutional capabilities across all regions, anchored by key leadership hires – Continued growth in EMEA, driven by strong execution of cross-border funds and institutional mandates – Completed a firm-wide effort to better understand what differentiates Invesco in the marketplace and how we can more effectively align with the needs of clients
Harness the power of our global platform	– Invested in and supported the launch of alternative trading platforms in the U.S. and Canada to enhance our ability to deliver best trading execution for our clients – Executed firm transformational initiatives including information systems improvements and enhancement of our global operational platforms
Perpetuate a high-performance organization	– Continued to strengthen employee engagement across the firm, driven by employees' perspectives regarding ethics and values of the firm, personal development and growth, and the firm's strategy and direction. Our employee engagement scores exceed the "global high-performing company" norm – a relevant benchmark provided by our employee survey provider, Willis Towers Watson – Conducted investment professional development forums and expanded our investment leadership programs and next generation leadership program – Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the fourth year in a row

The changes to each component of Mr. Flanagan's compensation are detailed in the table below.

Mr. Flanagan's total incentive compensation was reduced by 6.0%.

CEO compensation

2015 Total compensation[1]	2015 Total incentive compensation	Change in total incentive compensation from prior year
$15,085,000	$14,295,000	-6.0%

	Base salary	Annual cash bonus	Annual stock deferral award	Long-term equity award
2015	$790,000	$4,650,000	$1,925,000	$7,720,000
y-o-y % Change	0.0%	-5.6%	-5.2%	-6.5%

Incentive compensation

☐ 2015 Total incentive paid in cash
■ 2015 Total incentive deferred



1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of which is performance based) earned in 2015. See note on page 40 regarding differences from the summary compensation table.

Our chief executive officer's average total compensation ranks at approximately the 67th percentile of our peer group for the 3-year period between 2012-2014 (the latest year for which public data was available). By comparison, our financial performance on the key financial measures noted below relative to our peer group ranged from approximately the 53rd to the 67th percentile. Invesco is generally near the median of our peer group market capitalization and annual revenues. Based upon the foregoing, our chief executive officer's average total compensation is aligned with our rank in performance on key financial measures against our peers. For more information regarding our chief executive officer's compensation compared to our peer group, see **Our Compensation Decision – Making Process and Outcomes Within a Multi-Year Context – CEO pay and company financial performance versus peers** above**.** Further, our chief executive officer's total compensation is strongly aligned with shareholders, with approximately 67% of his total incentive compensation deferred. Therefore, the committee believes that our chief executive officer's total compensation is well aligned with performance and our shareholders' interests.

Our other named executive officer's 2015 compensation

The following information provides highlights of specific individual accomplishments and responsibilities considered in the pay determinations for the other NEOs. When approving pay decisions for the other NEOs, the committee also considered the company's achievements of its strategic objectives and annual operating results.

Loren M. Starr Senior Managing Director and Chief Financial Officer	Mr. Starr has been our Chief Financial Officer since he joined Invesco in October 2005. His achievements in 2015 include: – Strengthening the firm's balance sheet through the issuance of $500 million of 10-year debt and by amending and extending Invesco's Syndicated Credit Facility. In 2015, Fitch upgraded the firm's credit rating to "positive outlook." – Working in conjunction with the business, developed a series of benchmarking and cost optimization initiatives to improve the overall effectiveness and efficiency of our enterprise and middle office operating platforms; implementation of this work began in the fourth quarter of 2015 and will continue through 2016. – Leading the transformation of Finance and Corporate Services, which includes conforming financial processes on a global basis to best practices, significantly leveraging a global shared service center in Hyderabad to perform critical functions, and automating manual work through the installation of new systems and technology. – Mr. Starr was named one of the top three "Best CFOs" in the industry by *Institutional Investor* magazine.
G. Mark Armour Senior Managing Director and Chair of Invesco UK	Mr. Armour joined Invesco in 2002 and has been head of Invesco's EMEA business (which includes Europe, Middle East and Africa) since 2013. His accomplishments in 2015 include: – Overseeing the continued growth of our EMEA business, which was driven by strong investment performance and a focus on meeting client needs. Cross-border and institutional in particular were strong throughout 2015, with $7 billion and $4.5 billion in net flows, respectively. In UK Retail, we maintained our #1 position in the market. – Continuing to strengthen our broad range of EMEA investment capabilities with a successful transition to a single EMEA retail structure and several key hires that position the business for success over the long term. – Continuing to evolve the business in line with key regulatory requirements that are being implemented across the European Union.
Andrew T.S. Lo Senior Managing Director and Head of Asia Pacific	Mr. Lo joined Invesco in 1994 and has been head of the firm's Asia Pacific business since 2001. His accomplishments in 2015 include: – Overseeing the continued growth of our Asia Pacific business by helping clients meet their investment objectives. In 2015, we achieved net sales of $5.7 billion for the year, which represented the strongest showing since 2011. Institutional sales of $14.2 billion nearly doubled those of the prior year. – Overseeing plans to increase ownership in our Indian asset management joint venture – Religare Invesco Asset Management Company – from 49% to 100%, expanding our presence in the growing India market. The transaction is expected to close early in 2016 after the completion of customary regulatory approvals. – Enhancing and strengthening our Asia Pacific regional investment capabilities with the addition of senior hires to reinforce the overall leadership in key areas and support efforts to deliver strong, long-term investment performance to our clients.

Philip A. Taylor Senior Managing Director and Head of the Americas	Mr. Taylor joined Invesco in 1999 and has been head of the firm's Americas business since 2012. His achievements in 2015 include:

– Under Mr. Taylor's leadership, our Americas business achieved its financial objectives and positive long-term flows. Our retail and institutional clients in the U.S. and Canada continued to receive strong, long-term overall investment performance. The firm's reputation, as measured by third-parties, continued to be strong in U.S. Retail and strengthened in U.S. Institutional and Canada with all three businesses now within the top 10. Our level of employee engagement surpassed relevant competitive benchmarks.

– Mr. Taylor initiated and oversaw transformation actions in our Human Resources function to build a competitive advantage around talent for the firm, and to our North American operating model to better meet client needs while taking advantage of our scale.

– Mr. Taylor initiated and led the rearticulation of the firm's competitive differentiation and engaged the entire employee base in its translation to our collective sense of client purpose and to our employee value proposition.

Each NEO's performance is measured against the company's achievements of its strategic objectives, annual operating results and each individual's contributions discussed above. Generally, 2015 compensation was less than 2014 compensation in consideration of Invesco's overall financial performance which was modestly lower year-over-year due to challenging market conditions – with the exception of Mr. Lo, whose compensation was held flat due to the strong performance of the Asia-Pacific region last year. The committee's decisions for each NEO for 2015 are reflected in the table below.

NEO Compensation for 2015[1]

	Loren M. Starr	G. Mark Armour	Andrew T. S. Lo	Philip Taylor
Base salary ($)[2]	450,000	458,359	462,601	499,283
Annual cash bonus ($)	1,080,000	1,725,000	1,475,000	2,600,000
Annual stock deferral award ($)	470,000	770,000	583,000	1,100,000
Long-term equity award ($)	1,824,000	2,840,000	2,200,000	3,420,000
y-o-y % change in total incentive compensation (%)	-5.0	-4.0	0.0	-4.0
Total compensation ($)	3,824,000	5,793,359	4,720,601	7,619,283
y-o-y % change in total compensation (%)	-4.4	-4.3	0.0	-4.7

Incentive compensation

□ 2015 Average total incentive paid in cash
■ 2015 Average total incentive deferred



66%

1 See note on page 40 regarding differences from the SCT.
2 For each NEO, base salary is unchanged from 2014. Reported changes to base salary for Messrs. Armour, Lo and Taylor are due to foreign exchange rate differences.

Other Compensation Policies and Practices

All of our executive officers have exceeded their ownership level requirements.

Stock ownership policy

All equity awards made to our executive officers are subject to our Executive Officer Stock Ownership Policy. The policy requires executive officers to achieve a certain ownership level within three years. Until such level is achieved, each executive officer must retain 100% of the shares received from the company (subject to an exception for tax withholding).

Stock ownership policy	Ownership levels required
	Shares (#)
Chief executive officer	250,000
All other executive officers	100,000

Our executive officers' performance-based long-term equity awards are subject to a "clawback" policy.

Clawback policy

All equity awards of our executive officers that are subject to achievement of target financial results are also subject to forfeiture or "clawback" provisions. The provisions provide that any shares received (whether vested or unvested), any dividends or other earnings thereon, and the proceeds from any sale of such shares, are subject to recovery by the company in the event that:

- the company issues a restatement of financial results to correct a material error;

- the committee determines, in good faith, that fraud or willful misconduct on the part of the employee was a significant contributing factor to the need to issue such restatement; and

- some or all of the shares granted or received prior to such restatement would not have been granted or received, as determined by the committee in its sole discretion, based upon the restated financial results.

The company provides standard benefits and limited perquisites to executive officers.

Benefits and perquisites

As a general practice, the company provides no material benefits and limited perquisites to executive officers that it does not provide to other employees. All executive officers are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees. Executive officers are also eligible to participate in the Employee Stock Purchase Plan on terms similar to the company's other employees. In addition, all of the executive officers may participate in the 401(k) Plan or similar plans in the executive officer's home country.

The company provides certain limited perquisites to its executive officers which it believes aid the executives in their execution of company business. The committee believes the value of perquisites and other benefits are reasonable in amount and consistent with its overall compensation plan. Personal use of leased aircraft may be provided to enable named executive officers to devote additional and efficient time to company business when traveling. For additional information on perquisites and other benefits, see the **Summary Compensation Table** below.

Award maximums for named executive officers

In determining compensation for the named executive officers, the committee considers the potential impact of Section 162(m) of the Internal Revenue Code (the "Code"). Section 162(m) generally disallows a tax deduction to public corporations for compensation greater than $1 million paid per fiscal year to each of the corporation's "covered employees" (generally, the Chief Executive Officer and the next three most highly compensated executive officers as of the end of any fiscal year). However, compensation which qualifies as "performance-based" is excluded from the $1 million per executive officer limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the company's shareholders.

As part of our compensation program for executive officers, the company maintains the Executive Incentive Bonus Plan ("Bonus Plan"). The Bonus Plan provides for annual performance-based awards to eligible employees. For each executive officer, the committee determines on an annual basis an award maximum under the Bonus Plan. Award maximums are expressed as a percentage of PCBOI – an objectively determined performance criteria that is intended to qualify for the performance-based exemption to the $1 million deduction limit under Section 162(m). Award maximums pertain to the cumulative value of an executive officer's annual variable compensation – consisting of the annual cash bonus, annual stock deferral award and long-term equity award. In the event the committee determines to grant additional compensation that is not performance-based compensation to an executive officer subject to the provisions of Section 162(m), the additional compensation will be subject to the $1 million deduction limitation.

In February 2015, the committee established three levels of award maximums in respect of our named executive officers – one each for the Chief Executive Officer, Senior Managing Directors of business components, and Senior Managing Directors of staff functions. The three levels of award maximums were established after consideration of:

■ prior-year compensation levels in light of the company's 2014 PCBOI;

■ projected maximum award levels based on the company's estimated 2015 PCBOI;

■ market data for industry comparative compensation levels; and

■ comparisons for job roles and levels of responsibility.

Employment agreements, post-employment compensation and change-in-control arrangements

Employment agreements

Chief executive officer – Our Chief Executive Officer has an employment agreement with the company that was amended and restated as of January 1, 2011. Under the amended and restated employment agreement, Mr. Flanagan continues to be employed as President and Chief Executive Officer of the company. The agreement terminates upon the earlier of December 31, 2025 (the year in which Mr. Flanagan reaches age 65) or the occurrence of certain events, including death, disability, termination by the company for "cause" or termination by Mr. Flanagan for "good reason."

The terms of Mr. Flanagan's amended employment agreement provide:

■ an annual base salary of $790,000;

■ the opportunity to receive an annual cash bonus award based on the achievement of performance criteria;

■ the opportunity to receive share awards based on the achievement of performance criteria;

■ eligibility to participate in incentive, savings and retirement plans, deferred compensation programs, benefit plans, fringe benefits and perquisites, and paid vacation, all as provided generally to other U.S.-based senior executives of the company;

■ post-employment compensation of one times the sum of base, bonus and share awards, subject to certain agreed minimums described below; and

■ certain stipulations regarding termination of employment that are described in **Potential payments upon termination or change in control for 2015** below.

Post-employment compensation

Chief executive officer – Pursuant to Mr. Flanagan's amended and restated employment agreement, in the event of his termination without "cause" or resignation for "good reason" he is entitled to receive the following payments and benefits (provided that he has not breached certain restrictive covenants):

- his then-effective base salary through the date of termination;

- a prorated portion of the greater of $4,750,000 or his most recent annual cash bonus;

- immediate vesting and exercisability of all outstanding share-based awards;

- any compensation previously deferred under a deferred compensation plan (unless a later payout date is stipulated in his deferral arrangements);

- a cash severance payment generally equal to the sum of (i) his base salary, (ii) the greater of $4,750,000 or his most recent annual cash bonus, and (iii) his most recently made annual equity grant (unless the value thereof is less than 50% of the next previously-made grant, in which case the value of the next previously-made grant will be used);

- continuation of medical benefits for him, his spouse and his covered dependents for a period of up to 36 months following termination;

- any accrued vacation; and

- any other vested amounts or benefits under any other plan or program.

Other named executive officers – Our other named executive officers are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of involuntary termination of service without cause. (See **Potential payments upon termination or change in control for 2015** below.)

Change-in-control arrangements

Generally, all participants who hold equity awards, including our named executive officers, are eligible, under certain circumstances, for accelerated vesting in the event of a change of control of the company that is followed by involuntary termination of employment other than for cause or by voluntary termination for "good reason."

Chief executive officer total compensation cap

In respect to 2016, our committee determined to cap our chief executive officer's total compensation at $25 million, with actual pay expected to be below that level. The compensation subject to the 2016 compensation cap consists of 2016 base salary and annual cash bonus, annual stock deferral award and long-term equity award earned in 2016 and granted in 2017. The committee believes this enhancement supports best practices and is consistent with market practice.

Compensation Committee report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2015.

Respectfully submitted by the Compensation Committee:

C. Robert Henrikson (Chairperson)
Ben F. Johnson III
Denis Kessler
Edward P. Lawrence
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

Summary compensation table for 2015

The following table sets forth information about compensation earned by our named executive officers during 2013, 2014 and 2015 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation – Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated fiscal year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the **Compensation discussion and analysis** and the table below, please see the note on page 40.

Name and Principal Position	Year	Salary ($)[1]	Share awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4,5]	Total ($)[5]
Martin L. Flanagan	2015	790,000	10,284,957	4,650,000	151,018	15,875,975
President and Chief	2014	790,000	9,734,957	4,925,000	172,045	15,622,002
Executive Officer	2013	790,000	8,349,960	4,475,000	181,514	13,796,474
Loren M. Starr	2015	450,000	2,414,991	1,080,000	27,816	3,972,807
Senior Managing Director	2014	450,000	2,249,976	1,135,000	27,030	3,862,006
and Chief Financial Officer	2013	450,000	2,118,525	1,030,000	26,448	3,624,973
G. Mark Armour	2015	458,359	3,759,929	1,725,000	79,773	6,023,061
Senior Managing Director	2014	493,585	3,039,939	1,800,000	90,808	5,424,332
and Head of EMEA	2013	469,790	2,324,969	1,525,017	133,825	4,453,601
Andrew T.S. Lo	2015	462,601	2,782,938	1,475,000	67,854	4,788,393
Senior Managing Director	2014	462,421	2,629,986	1,475,000	66,327	4,633,734
and Head of Invesco Asia Pacific	2013	462,389	2,191,742	1,324,983	60,027	4,039,141
Philip A. Taylor	2015	499,283	4,709,413	2,600,000	19,530	7,828,226
Senior Managing Director	2014	576,339	4,344,951	2,710,093	25,718	7,657,101
and Head of Americas	2013	616,453	4,069,962	2,463,721	22,377	7,172,513

1 For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar plan in the named executive officer's country. For each of the named executive officers, salary is unchanged from 2014. For Messrs. Armour, Lo and Taylor, base salary is converted to U.S. dollars using an average annual exchange rate.

2 For share awards granted in 2015, includes time-based and performance-based equity awards that generally vest in four equal annual installments on each anniversary of the date of grant. The value of performance-based awards is based on the grant date value and reflects the probable outcome of such conditions and represents the highest level of achievement. See **Grants of plan-based share awards for 2015** below for information about the number of shares underlying each of the time-based and performance-based equity awards.
  Grant date fair values were calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 "Compensation – Stock Compensation" ("ACS 718"). The grant date fair value was calculated by multiplying the number of shares granted by the closing price of the company's common shares on the date of grant.
 The amounts disclosed do not reflect the value actually realized by the named executive officers. For additional information, please see Note 11 – "Share-Based Compensation" to the financial statements in our 2015 Annual Report on Form 10-K.

3 Reflects annual cash bonus award earned for the fiscal year by the named executive officers under the Executive Incentive Bonus Plan and paid in February of the following year.

4 The table below reflects the items that are included in the All Other Compensation column for 2015. For 2014 and 2015, excludes dividends paid on unvested stock awards, as those amounts are factored into grant date fair value.

5 All Other Compensation excludes dividends paid on unvested stock awards, as share award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718. All Other Compensation has been restated to exclude dividends paid on unvested stock awards as follows for 2013: Flanagan ($585,288), Starr ($150,881), Armour ($212,534), Lo ($159,284), and Taylor ($285,329). For 2013, Total compensation also has been adjusted to reflect the removal of dividends paid on unvested stock awards.

All other compensation table for 2015

Name	Insurance premiums ($)	Company contributions to retirement and 401(k) plans ($)[1]	Tax consultation ($)	Perquisites ($)[2]	Total all other compensation ($)
Martin L. Flanagan	5,724	22,650	–	122,644	151,018
Loren M. Starr	5,166	22,650	–	–	27,816
G. Mark Armour	2,018	22,811	54,944	–	79,773
Andrew T.S. Lo	7,340	53,450	7,064	–	67,854
Philip A. Taylor	2,130	10,564	6,836	–	19,530

1 Amounts of matching contributions paid by the company to our retirement plans are calculated on the same basis for all plan participants, including the named executive officers.

2 Perquisites include the following:

With respect to Mr. Flanagan, includes $116,270 for his personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses, and monthly lease payments and management fees. The company also pays certain hourly, monthly and annual fees for its use of a fractionally-owned airplane. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplanes. Variable costs include fuel, repairs, travel expenses for the flight crews, and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Flanagan's total also includes certain amounts for technology support and fees paid by the company for the officer's and his spouse's recreational activities in conjunction with a company-sponsored off-site business meeting.

Grants of plan-based share awards for 2015

The Compensation Committee granted share awards to each of the named executive officers during 2015. Share awards are subject to transfer restrictions and are generally subject to forfeiture prior to vesting upon a recipient's termination of employment. All share awards immediately become vested upon the recipient's termination of employment during the 24-month period following a change in control (i) by the company other than for cause or unsatisfactory performance, or (ii) by the recipient for good reason.

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2015.

| Name | Grant date | Committee action date | Vesting | Estimated future payout under equity incentive plan awards[1] | | All other share awards (#)[2] | Closing market price on date of grant ($/Share) | Grant date fair value of share awards ($)[3] |
				Threshold (#)	Maximum (#)			
Martin L. Flanagan	02/28/15	02/12/15	4-year ratable	–	102,495	–	40.27	4,127,473
	02/28/15	02/12/15	4-year ratable	–	–	152,905	40.27	6,157,484
Loren M. Starr	02/28/15	02/12/15	4-year ratable	–	23,839	–	40.27	959,996
	02/28/15	02/12/15	4-year ratable	–	–	36,131	40.27	1,454,995
G. Mark Armour	02/28/15	02/12/15	4-year ratable	–	36,627	–	40.27	1,474,969
	02/28/15	02/12/15	4-year ratable	–	–	56,741	40.27	2,284,960
Andrew T.S. Lo	02/28/15	02/12/15	4-year ratable	–	27,315	–	40.27	1,099,975
	02/28/15	02/12/15	4-year ratable	–	–	41,792	40.27	1,682,963
Philip A. Taylor	02/28/15	02/12/15	3-year ratable	–	33,151	–	40.27	1,334,990
	02/28/15	02/12/15	4-year cliff	–	11,050	–	40.27	444,983
	02/28/15	02/12/15	3-year ratable	–	–	54,559	40.27	2,197,090
	02/28/15	02/12/15	4-year cliff	–	–	18,186	40.27	732,350

1 Performance-based equity awards were granted under the 2011 Global Equity Incentive Plan. For each of the named executive officers other than Mr. Taylor, performance-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, performance-based equity awards are comprised of (i) a 3-year award that vests ratably on the first and second anniversary of the grant date and on December 15 of the second calendar year after the grant date and (ii) a 4-year award that vests 100% on the fourth anniversary of the date of grant. Performance-based equity awards are tied to the achievement of specified levels of adjusted operating margin or adjusted diluted earnings per share. Full vesting of the performance-based equity award occurs in the event that either target financial measure is achieved. Partial vesting of the award occurs on a pro-rated basis based on straight-line interpolation between a minimum threshold and the target financial measure. The award will vest based upon the higher achieved financial measure for that year. Dividend equivalents are deferred for such performance-based equity awards and will only be paid at the same rate as on our shares if and to the extent an award vests. The target financial measures and minimum thresholds for the performance-based equity awards granted in 2015 are illustrated below.

Adjusted operating margin	Vesting		Adjusted diluted EPS	Vesting
Equal to or greater than 30%	100%	or	Equal to or greater than $1.60	100%
Less than 26%	0%		Less than $1.10	0%

2 Time-based equity awards were granted under the 2011 Global Equity Incentive Plan. For each of the named executive officers other than Mr. Taylor, time-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, time-based equity awards are comprised of (i) a 3-year award that vests ratably on the first and second anniversary of the grant date and on December 15 of the second calendar year after the grant date and (ii) a 4-year award that vests 100% on the fourth anniversary of the date of grant. Dividends and dividend equivalents are paid on unvested awards at the same time and rate as on our shares.

3 The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements if the share awards fully vest. This amount is included in our Summary Compensation Table each year. Grant date fair values were calculated in accordance with ASC 718. The grant date fair value is calculated by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted. With respect to the performance-based equity awards, the grant date fair value also represents the probable outcome of such performance conditions and represents the highest level of achievement.

Outstanding share awards at fiscal year-end for 2015

The following table provides information as of December 31, 2015 about the outstanding share awards held by our named executive officers.

Name	Footnotes	Date of grant	Number of shares or units that have not vested (#)	Market value of shares or units that have not vested ($)	Equity incentive plan awards that have not vested (#)	Equity incentive plan awards that have not vested ($)
Martin L. Flanagan	1	02/28/12	63,051	2,110,947	–	–
	2	02/28/12	–	–	20,583	689,119
	3	02/28/13	117,488	3,933,498	–	–
	4	02/28/13	–	–	38,354	1,284,092
	5	02/28/14	161,108	5,393,896	–	–
	6	02/28/14	–	–	51,756	1,732,791
	7	02/28/15	152,905	5,119,259	–	–
	8	02/28/15	–	–	102,495	3,431,533
Loren M. Starr	1	02/28/12	16,326	546,594	–	–
	2	02/28/12	–	–	5,259	176,071
	3	02/28/13	29,742	995,762	–	–
	4	02/28/13	–	–	9,798	328,037
	5	02/28/14	37,391	1,251,851	–	–
	6	02/28/14	–	–	11,808	395,332
	7	02/28/15	36,131	1,209,666	–	–
	8	02/28/15	–	–	23,839	798,130
G. Mark Armour	1	02/28/12	22,486	752,831	–	–
	2	02/28/12	–	–	7,062	236,436
	3	02/28/13	33,595	1,124,761	–	–
	4	02/28/13	–	–	9,798	328,037
	5	02/28/14	51,057	1,709,388	–	–
	6	02/28/14	–	–	15,415	516,094
	7	02/28/15	56,741	1,899,689	–	–
	8	02/28/15	–	–	36,627	1,226,272
Andrew T.S. Lo	1	02/28/12	17,002	569,227	–	–
	2	02/28/12	–	–	5,259	176,071
	3	02/28/13	31,108	1,041,496	–	–
	4	02/28/13	–	–	9,798	328,037
	5	02/28/14	43,732	1,464,147	–	–
	6	02/28/14	–	–	13,776	461,220
	7	02/28/15	41,792	1,399,196	–	–
	8	02/28/15	–	–	27,315	914,506
Philip A. Taylor	9	02/28/12	31,149	1,042,869	–	–
	10	02/28/12	–	–	9,615	321,910
	9	02/28/13	29,022	971,657	–	–
	10	02/28/13	–	–	8,958	299,914
	5	02/28/14	73,360	2,456,093	–	–
	6	02/28/14	–	–	21,647	724,742
	7	02/28/15	72,745	2,435,503	–	–
	8	02/28/15	–	–	44,201	1,479,849

1 February 28, 2012. Share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 25% of the original grant.
2 February 28, 2012. Performance-based share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 25% of the maximum award.
3 February 28, 2013. Share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 50% of the original grant.
4 February 28, 2013. Performance-based share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 50% of the maximum award.
5 February 28, 2014. Share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 75% of the original grant.
6 February 28, 2014. Performance-based share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 75% of the maximum award.
7 February 28, 2015. Share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 100% of the original grant.
8 February 28, 2015. Performance-based share award vests in four equal installments. As of December 31, 2015, the unvested share award represents 100% of the maximum award.
9 February 28, 2012 and February 28, 2013 awards. Share awards vest in one installment. As of December 31, 2015, the unvested share awards represent 100% of the original grant.
10 February 28, 2012 and February 28, 2013. Share awards vests in one installment. As of December 31, 2015, the unvested share awards represent 100% of the maximum award.

Shares vested for 2015

The following table provides information about equity awards held by our named executive officers that vested in 2015:

Name	Share awards	
	Number of shares acquired on vesting	Value realized on vesting ($)
Martin L. Flanagan	310,285	12,495,177
Loren M. Starr	77,825	3,134,013
G. Mark Armour	102,274	4,118,574
Andrew T.S. Lo	82,583	3,325,617
Philip A. Taylor	145,538	5,521,645

Potential payments upon termination or change in control for 2015

The following tables summarize the estimated payments to be made under each agreement, plan or arrangement in effect as of December 31, 2015 which provides for payments to a named executive officer at, following or in connection with a termination of employment or a change in control. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms or operation in favor of our named executive officers and which is available generally to all salaried employees. In accordance with SEC regulations, this analysis assumes that the named executive officer's date of termination is December 31, 2015, and the price per share of our common shares on the date of termination is the closing price of our common shares on the NYSE on that date, which was $33.48.

Potential payments upon termination or change in control of the company

Benefit and payments upon termination[1]	Voluntary termination without good reason ($)	Termination by executive for good reason or involuntary termination by the company without cause ($)	Death or disability ($)	Change in control ($)[2]	Qualified termination following change in control ($)[3]
Martin L. Flanagan					
Annual cash bonus[4]	4,925,000	4,925,000	4,925,000	4,925,000	4,925,000
Cash severance[5]	–	15,999,957			15,999,957
Value of equity acceleration	–	23,695,135	23,695,135	23,695,135	23,695,135
Value of benefits[6]	–	55,169			55,169
Loren M. Starr					
Value of equity acceleration	–	5,701,443	5,701,443	5,701,443	5,701,443
G. Mark Armour					
Value of equity acceleration	–	7,793,508	7,793,508	7,793,508	7,793,508
Andrew T.S. Lo					
Value of equity acceleration	–	6,353,901	6,353,901	6,353,901	6,353,901
Philip A. Taylor					
Value of equity acceleration	–	9,732,536	9,732,536	9,732,536	9,732,536

1 Pursuant to the terms of the second amended and restated master employment agreement effective January 1, 2011 between the company and Mr. Flanagan (the "Flanagan Agreement"), Mr. Flanagan is entitled to certain benefits upon termination of employment. Following any notice of termination, Mr. Flanagan would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination.

  Each of Messrs. Starr, Armour, Lo and Taylor is a party to an agreement that provides for a termination notice period of either six or twelve months. Following any notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination.

  In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2015 and that the applicable notice had been given prior to such date.

2 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control.

3 Assumes termination for "good reason" or a termination by the company other than for cause or unsatisfactory performance following a change in control.

4 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan is entitled to an annual cash bonus that is equal to the greater of $4,750,000 or his most recent annual cash bonus upon certain terminations of employment.

5 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan's severance payment is equal to the sum of (i) his base salary, (ii) the greater of $4,750,000 or his most recent annual cash bonus, and (iii) the fair market value at grant of his most recent equity award.

6 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan and his covered dependents are entitled to medical benefits for a period of 36 months following termination. Represents cost to the company for reimbursement of such medical benefits.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2015, the following directors served as members of the Compensation Committee: C. Robert Henrikson (Chairperson), Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2015, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2015, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the company.

Report of the Audit Committee

Membership and role of the Audit Committee

The Audit Committee of the Board consists of Phoebe A. Wood (Chairperson), C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, Sir Nigel Sheinwald and G. Richard Wagoner, Jr. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the corporate governance section of the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2015

The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2015 with the company's management. The Audit Committee has also performed the other reviews and duties set forth in its charter. The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the Audit Committee:

Phoebe A. Wood (Chairperson)
C. Robert Henrikson
Ben F. Johnson III
Denis Kessler
Edward P. Lawrence
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2015. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal year 2015 and 2014, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2015 and 2014.

	Fiscal year ($ in millions)	
	2015	**2014**
Audit fees[1]	4.8	4.2
Audit-related fees[2]	1.8	2.1
Tax fees[3]	0.9	0.9
All other fees[4]	3.9	0.6
Total fees	11.4	7.8

1 The 2015 Audit Fees amount includes approximately $3.1 million (2014: $2.7 million) for audits of the company's consolidated financial statements and $1.7 million (2014: $1.4 million) for statutory audits of subsidiaries. These amounts do not include fees paid to PwC associated with audits conducted on certain of our affiliated investment companies, unit trusts and partnerships.
2 Audit-Related Fees consist of attest services not required by statute or regulation, audits of employee benefit plans and accounting consultations in connection with new accounting pronouncements and acquisitions.
3 Tax Fees consist of compliance and advisory services.
4 All Other Fees consist principally of transaction-related services.

Pre-Approval Process and Policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during fiscal years 2015 and 2014 were either specifically approved or pre-approved under the audit and non-audit services pre-approval policy.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is 12 months, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditors to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. This requirement normally is satisfied by a report issued to the Audit Committee from the independent auditor. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and PCAOB's rules on auditor independence.

Certain Relationships and Related Transactions

Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our incentive plans, employee participants, including our named executive officers, may elect the "net shares" method whereby the company purchases from the participant shares equal in value to the tax withholding liability in connection with vesting equity awards. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During fiscal 2015, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table:

Name and title	Number of shares repurchased (#)	Aggregate consideration ($)
G. Mark Armour[1] Senior Managing Director and Former Head of EMEA	37,799	1,522,166
Kevin M. Carome Senior Managing Director and General Counsel	25,790	1,038,563
Martin L. Flanagan President and Chief Executive Officer	148,785	5,991,572
Karen Dunn Kelley Senior Managing Director, Investments	34,156	1,375,462
Colin D. Meadows Senior Managing Director and Chief Administrative Officer	40,587	1,634,438
Andrew R. Schlossberg[2] Senior Managing Director and Head of EMEA	14,462	582,385
Loren M. Starr Senior Managing Director and Chief Financial Officer	37,322	1,502,957
Philip A. Taylor Senior Managing Director and Head of the Americas	72,088	2,734,984

1 Mr. Amour was an executive officer during fiscal 2015.
2 Mr. Schlossberg became an executive officer effective January 1, 2016.

Interests in or alongside Invesco-sponsored private funds

Some of our employees, including our executive officers, their spouses, related charitable foundations or entities they own or control are provided the opportunity to invest in or alongside Invesco-sponsored private funds that we offer to independent investors. We generally limit such investments to employees that meet certain accreditation requirements. Employees who make such investments usually do not pay management or performance fees charged to independent investors. In addition, certain of our employees, including some of our executive officers, receive the right to share in performance fees earned by Invesco in connection with our management of Invesco-sponsored private funds. Messrs. Flanagan, Armour, Carome, Lo, Starr and Ms. Kelley have made investments in or alongside Invesco-sponsored private funds. Distributions exceeding $120,000 from Invesco-sponsored private funds during the fiscal year ended December 31, 2015 made to our executive officers (or persons or entities affiliated with them) consisting of profits, other income, return of capital and performance fees, as applicable, are as follows: Martin L. Flanagan - $325,583; Karen Dunn Kelley - $209,998; G. Mark Armour - $191,647; Loren M. Starr - $144,899; Kevin M. Carome - $141,878; and Andrew T.S. Lo - $120,984.

Other

A relative of Mr. Flanagan is an employee in our U.S. business and earned $300,836 in total compensation in 2015. His compensation was established in accordance with the company's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

Related Person Transaction Policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly. The policy also permits the chairperson of the Audit Committee to review and approve related person transactions in accordance with the terms of the policy between scheduled committee meetings. Any determination made pursuant to this delegated authority must be reported to the full Audit Committee at the next regularly scheduled meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

The company believes that all Section 16(a) filing requirements were complied with during fiscal year 2015.

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common shares to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, reporting officers and 10% shareholders were complied with during fiscal year 2015.

Proposal No. 2 - Advisory Vote to Approve the Company's Executive Compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2016 Annual General Meeting of Shareholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Invesco's compensation programs, particularly our annual incentive pools, are tied to the achievement of our strategic objectives and financial results and our success in serving our clients' and shareholders' interests, as further described in **Executive Compensation** above. In considering their vote, we urge shareholders to review the information included in this proxy statement in **Executive Compensation**. Our Board of Directors and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually. At the 2015 Annual General Meeting of Shareholders, 83.3% of the votes cast were in favor of the advisory proposal to approve our named executive officer compensation. During 2015 and early 2016, we actively sought feedback on our compensation programs from our largest shareholders. The committee made enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market. Please see the section entitled **Executive Compensation** for detail on enhancements to our executive compensation program approved by our Compensation Committee in response to feedback from our shareholders and a market review of compensation programs.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Proposal No. 3 – Approval of Invesco Ltd. 2016 Global Equity Incentive Plan

General

We are asking our shareholders to approve the 2016 Global Equity Incentive Plan (the "2016 Equity Plan"), which will make 21.7 million common shares of the company available for issuance to employees, directors and other eligible participants. If our shareholders approve the 2016 Equity Plan, no further awards will be made under the 2011 Global Equity Incentive Plan (the "2011 Equity Plan"), which is currently the primary equity compensation plan for our employees and non-executive directors.

Upon recommendation of the compensation committee, the Board adopted the 2016 Equity Plan on February 11, 2016, subject to shareholder approval. The Board recommends that shareholders approve the 2016 Equity Plan to permit the Company's continued use of equity-based compensation awards. The material terms of the 2016 Equity Plan are described below. The following summary of the material terms of the 2016 Equity Plan is qualified in its entirety by reference to the complete text of the 2016 Equity Plan, which is attached as Appendix A to this Proxy Statement.

Why should you vote FOR approval of the 2016 Equity Plan?

Under NYSE rules, listed companies such as Invesco are generally not permitted to grant shares of common stock as compensation except under a plan that is approved by shareholders. The Board recommends a vote FOR the approval of the 2016 Equity Plan because it will continue to allow Invesco to achieve important business objectives in ways that are consistent with its shareholders' interests.

- **Equity compensation facilitates alignment of employee and shareholder interests.** Consistent with industry practice and accepted good governance standards, a significant portion of compensation for our executive officers is delivered in the form of company equity. (See **Compensation Philosophy, Design and Process** above, and **Determination of 2015 Awards for Named Executive Officers - 2015 Compensation Decisions** above.) Further, our compensation philosophy reflects our belief that equity compensation is a critical means of aligning the interests of employees with those of our shareholders. In recent years, all equity awards have been made in the form of restricted stock and restricted stock units that generally vest over a four-year period. We believe that this is the best and simplest way to align the interests of our employees with the interests of our shareholders, giving our employees a significant incentive to appropriately increase shareholder value.

- **Equity compensation is an important tool to recruit and retain talent.** Our competitors in the industry routinely use equity awards to compensate employees, and we believe that employees place a high value on equity compensation. Our equity compensation awards are an important component of our compensation program and play a significant role in our ability to attract and retain talented employees and senior management. During our recently completed annual grant cycle in February 2016, approximately 1,700 employees (26% of our employee population) received equity awards.

- **The 2016 Equity Plan has key features that serve shareholder interests.** The 2016 Equity Plan includes best practices with respect to governance and administration of equity compensation programs described in more detail below in **Key Features of the 2016 Equity Plan**.

- **Invesco's share buyback program offsets the dilution from our equity compensation program.** The company maintains a share repurchase program that is intended, in part, to offset dilution created by our annual incentive compensation grants. As illustrated in the table below, since 2011 the company has purchased more shares through its share repurchase program than it has issued under its equity incentive plans during such period.

(share amounts in millions)	2011	2012	2013	2014	2015
Shares granted	5.9	5.8	5.4	4.6	4.4
Shares repurchased	18.8	11.1	13.9	7.4	15.5
Net share issuance/(reduction)	(12.9)	(5.3)	(8.5)	(2.8)	(11.1)

■ **Use of "full-value" awards.** Our equity compensation program favors the use of "full-value" awards (as opposed to "appreciation" awards, such as stock options). This can mitigate the potential dilutive effect of equity compensation, because the same value can be delivered in the form of a stock award using fewer shares than would be needed if delivered in the form of a stock option. Invesco has not granted employee stock options since 2005. See **Key Data** below for information on our "overhang" and "run rate."

Following our regular grant of equity awards in February 2016, only approximately 5.4 million shares were available for grant under the 2011 Equity Plan. If this proposal is not approved, the 2011 Equity Plan will remain in effect although the remaining shares will be insufficient to maintain our current approach to employee compensation. We believe that this change would adversely affect shareholders and shareholder value and negatively impact the alignment between employee and shareholder interests. Without an equity plan under which Invesco can issue additional shares, we would need to reduce significantly, or eliminate entirely, compensation that is paid in a form other than cash. In addition, if our shareholders do not approve the 2016 Equity Plan, we believe such action will impair our ability to compete for and retain our most talented employees.

Key features of the 2016 equity plan

The 2016 Equity Plan includes a number of features that promote best practices and protect shareholders' interests, including:

Independent committee	The 2016 Equity Plan is administered by the compensation committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	The 2016 Equity Plan has a fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change-in-control provision	The 2016 Equity Plan includes a double-trigger change-in-control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated by the company involuntarily (other than for cause or unsatisfactory performance) or by the participant for good reason.
Forfeiture and clawback	The 2016 Equity Plan provides that awards granted under the plan are subject to any clawback policy established by the company. The company maintains a clawback policy for our executive officers' performance-based long-term equity awards. See **Other Compensation Policies and Practices – Clawback policy** above.
No loans against or transferability of awards	The 2016 Equity Plan prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	The 2016 Equity Plan does not permit any tax gross ups on awards.
Minimum vesting requirements	The 2016 Equity Plan provides a minimum vesting period of two years for restricted stock awards and restricted stock units. Invesco's equity awards generally vest over a period of four years. Beginning in 2016, our executive officers' performance-based equity awards are subject to 3-year cliff vesting, subject to a short transition period.
No dividends or dividend equivalents on performance-based awards	The 2016 Equity Plan prohibits the payment of dividends or dividend equivalents on unvested performance-based awards unless and until the committee has certified that the applicable performance goals for such awards have been met.
No liberal share recycling	The 2016 Equity Plan prohibits share recycling for stock options and stock appreciation rights.
Best practices for stock options and stock appreciation rights	The 2016 Equity Plan provides for: – no grants of discounted options or stock appreciation rights; – no use of reload options; and – no repricing of stock options or stock appreciation rights without shareholder approval.
Material amendments require shareholder approval	Material changes, including a material increase in authorized shares, require shareholder approval.

Key data

The compensation committee regularly reviews "run rate," "overhang" and dilution impact associated with our equity compensation plans, including the proposed 2016 Equity Plan. We believe that our historical share usage and proposed 2016 Equity Plan are prudent and in the best interests of our shareholders.

Run rate

"Run rate" provides a measure of our annual share utilization relative to the number of shares outstanding. As shown in the following table, the company's three-year average run rate was 1.1%.

(share amounts in millions)	2015	2014	2013
Granted during the year[1]	4.4	4.6	5.4
Weighted average shares outstanding (basic)	428.9	435.0	447.5
Run rate	1.03%	1.06%	1.21%

1 Represents time-based and performance-based awards as reported in Note 11 of our Annual Report on Form 10-K for the year ended December 31, 2015.

Overhang and unvested share awards

"Overhang" refers to potential shareholder dilution represented by outstanding employee equity awards and shares available for future grant. Overhang is equal to the sum of outstanding awards plus shares available for grant, divided by common shares outstanding.

(share amounts in millions)	Outstanding awards[1]	Shares available for grant[2]	Common shares outstanding[3]	Overhang
As of December 31, 2015	11.0	13.7	428.9	5.8%

1 The company has no outstanding stock options or stock appreciation rights.
2 Upon shareholder approval of the 2016 Equity Plan, no additional shares may be awarded under our 2011 Equity Plan.
3 Represents basic weighted average shares oustanding.

Information regarding other equity compensation plans

The following table sets forth information about common shares that may be issued under our existing equity compensation plans as of December 31, 2015. The table includes shares issuable under the 2011 Equity Plan but does not reflect the effect of our annual equity grants in February 2016 and the vesting of existing awards at that time.

Name of plan	Approved by security holders[1]	Active/ inactive plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options) [2]
2011 Global equity incentive plan	√	Active	N/A	N/A	11,822,367
2010 Global equity incentive plan (ST)		Active	N/A	N/A	1,853,407
Total			N/A	N/A	13,675,774

1 With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.
2 Excludes unvested restricted stock awards and unvested restricted stock units.

Impact on dilution

As noted above, the 2016 Equity Plan will authorize the issuance of up to 21.7 million shares, which represents approximately 5.2% of our outstanding common shares as of December 31, 2015. The Board believes that the potential dilution resulting from these additional shares is reasonable and that the issuance of these additional shares will provide an appropriate incentive for employees to increase the value of the company for shareholders. Based on historical grant levels and the company's current stock price, the company anticipates that the shares available for grant under the 2016 Equity Plan will be sufficient to provide projected equity incentives to our employees until our 2020 Annual General Meeting.

Summary of terms of the 2016 equity plan

The following summary describes the most significant terms of the 2016 Equity Plan. This summary is not intended to be complete and is qualified in its entirety by reference to the 2016 Equity Plan, a copy of which is attached as Appendix A to this Proxy Statement.

General. Under the terms of the 2016 Equity Plan, the compensation committee will have the authority to grant restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs") and other stock-based awards. We anticipate that we will continue our current equity compensation practice of granting only restricted stock, restricted stock units and other stock-based awards. We have not granted stock options since 2005 and have never granted SARs.

Eligibility. Awards under the 2016 Equity Plan can be made to current and prospective employees, non-executive directors and consultants of the company.

Shares subject to the 2016 Equity Plan. The maximum number of common shares of the company that can be issued under the 2016 Equity Plan is 21.7 million.

Shares delivered in connection with awards under the 2016 Equity Plan may be shares that are authorized but unissued shares, shares held by the company as treasury shares or, if required by local law, shares delivered from a trust established pursuant to applicable law.

Share Counting. Under the following circumstances, shares that are subject to awards granted under the 2016 Equity Plan shall not be counted for purposes of the limits on the total number of shares that can be issued under the 2016 Equity Plan or the number of shares that can be issued as incentive stock options in the following circumstances:

- The award is forfeited, canceled or terminates, expires or lapses without shares having been delivered;
- The award is settled in cash; or
- The shares are withheld by the company to satisfy all or part of any tax withholding obligation related to an award of restricted stock or restricted stock units.

Shares tendered or withheld by the company in payment of the exercise price of stock options or SARs or to satisfy all or part of any tax withholding obligation related to such stock option or SAR shall be counted as shares that were issued under the 2016 Equity Plan.

Limits on awards. The 2016 Equity Plan imposes certain limits on the following types of awards.

- **Performance-based awards.** The maximum number of shares subject to qualified performance-based awards, which are intended to be exempt from the annual limit on deductions for compensation paid to covered employees, cannot exceed two million per covered employee per year. (See **Certain U.S. federal income tax consequences** below for more information regarding deduction limitations.)
- **Incentive stock options.** The total number of shares that can be issued pursuant to incentive stock options cannot exceed six million.

Administration. The 2016 Equity Plan will be administered by the compensation committee of the Board, unless the Board appoints a different committee. The committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code who are also "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The committee is authorized to establish administrative rules and procedures, select the eligible individuals to whom awards will be granted, determine the types of awards and the number of shares covered by the awards and establish the terms and conditions for awards. The committee may delegate its authority to administer the 2016 Equity Plan to one or more persons, subject to applicable law and the rules under Section 162(m) of the Code. All decisions made by the committee with respect to the 2016 Equity Plan will be final and binding on all persons.

Types of awards. Like the 2011 Equity Plan, the 2016 Equity Plan authorizes awards in the form of restricted stock, restricted stock units, stock options, SARs and other stock-based awards.

■ **Restricted stock.** Awards of restricted stock are actual shares of common stock that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by the company for a certain period of time, certain performance conditions are not met, or both circumstances are not met. Except for these restrictions and any others imposed by the committee, the participant will generally have all of the rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and the right to receive dividends and other distributions paid or made with respect to the restricted stock. Importantly, no dividends will be paid with respect to restricted stock that is intended to be exempt from the deduction limits on compensation under Section 162(m) of the Code as performance-based compensation unless and until the committee has certified that the applicable performance goals for such award have been met.

■ **Restricted stock units.** An award of restricted stock units represents a contractual obligation of the company to deliver a number of shares, an amount in cash or a combination of shares and cash equal to the specified number of shares subject to the award. Restricted stock units are subject to forfeiture if the participant does not remain employed by the company for a certain period of time, certain performance conditions are not met, or both circumstances are not met. The committee may also provide that dividend equivalents will be paid with respect to restricted stock units. Like restricted stock, no dividend equivalents may be paid with respect to restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Code unless and until the committee has certified that the applicable performance goals for such award have been met.

■ **Stock options and SARs.** A stock option is an award that gives the participant the right, but not the obligation, to purchase a specified number of company shares at a specified price for a stated period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. SARs represent the right to receive an amount in cash, shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award.

As noted above, the 2016 Equity Plan provides for stock options even though the company has not granted stock options since 2005. The 2016 Equity Plan also provides for SARs, although the company has never granted SARs. If stock options or SARs are granted under the 2016 Equity Plan, they will be subject to the following limitations:

■ **No discounted stock options or SARs** – All stock options and SARs must have an exercise price that is not less than the fair market value of the underlying shares on the date of grant.

■ **No reloads** – The grant of a stock option will not be conditioned on the delivery of shares to the company in payment of an exercise price or satisfaction of a withholding or other payment obligation (i.e., a "reload option").

■ **No repricing** – Repricing of stock options or SARs is not permitted without shareholder approval.

■ **Term** – The term of a stock option or SAR cannot exceed 10 years.

■ **No liberal share recycling** – Share recycling for stock options and SARs is prohibited.

■ **Minimum vesting requirements** – The 2016 Equity Plan provides a minimum vesting period of one year for stock options and SARs.

Other stock-based awards. The 2016 Equity Plan provides for the award of company shares and other awards that are valued by reference to our shares. Other stock-based awards may only be granted in lieu of compensation that would otherwise be payable to the participant. Non-executive director awards are considered a form of other stock-based awards. Each year, the committee establishes the form and value of such stock-based awards for non-executive directors for the upcoming year. Such awards are subject to the non-executive director stock ownership policy.

Minimum vesting requirements

Restricted stock and restricted stock units. Except with respect to the death, disability or involuntary termination (other than for cause or unsatisfactory performance) of a participant or the occurrence of a corporate transaction (including a change of control) or special circumstances determined by the committee, an award of restricted stock or restricted stock units subject solely to continued services shall have a minimum vesting period of not less than two years from the date of grant (permitting pro rata vesting over such time). In recent years, restricted stock awards and restricted stock units generally vest over a four-year period. Our executive officers' performance-based equity awards are subject to 3-year cliff vesting.

Stock options and SARs. Stock options and SARs are subject to a one year minimum vesting period. The company has not granted stock options since 2005 and has never granted SARs.

Performance conditions. The committee may condition the grant, vesting or payment of an award on the attainment of performance goals. In the case of an award intended to qualify for the performance-based compensation exception to the limit on deductions for compensation under section 162(m) of the Code, the goals will be based on attainment of specific levels of performance of the company (or a subsidiary, business segment or other operational unit of the company) with reference to one or more of the following criteria: operating revenues, annual revenues, net revenues, clients' assets under management ("AUM"), gross sales, net sales, net asset flows, revenue weighted net asset flows, cross selling of investment products across regions and distribution channels, investment performance by account or weighted by AUM (relative and absolute performance), investment performance ratings as measured by recognized third parties, risk adjusted investment performance (information ratio, Sharpe ratio), expense efficiency ratios, expense management, operating margin, adjusted operating margin, net revenue yield on AUM, client redemption rates and new account wins and size of pipeline, market share, customer service measures or indices, success of new product launches as measured by revenues, asset flows, AUM and investment performance, profit margin, operating profit margin, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, adjusted earnings per share, diluted earnings per share, adjusted diluted earnings per share, earnings per share growth, adjusted earnings per share growth, diluted earnings per share growth, adjusted diluted earnings per share growth, operating income (including pre-cash bonus operating income or pre-incentive operating income), adjusted operating income (including pre-cash bonus adjusted operating income or pre-incentive adjusted operating income), cash bonus expense, incentive expense, pre- or after-tax income, net income, adjusted net income, free cash flow (operating cash flow less capital expenditures), cash flow per share, return on equity (or return on equity adjusted for goodwill), return on capital (including return on total capital or return on invested capital), return on investment, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth), cost control, business expansion or consolidation, diversification of AUM by investment objectives, growth in global position(AUM domiciled outside of United States), diversified distribution channels, successful integration of acquisitions, market value of a business or group based on independent third-party valuation) or change in working capital. Performance goals will be set by the committee in the manner prescribed by Section 162(m) of the Code.

Performance goals may be applied on a per share or absolute basis and relative to one or more peer group companies or indices, or any combination thereof, and may be measured pursuant to U.S. GAAP, non-GAAP or other objective standards in a manner consistent with the company's established accounting policies. In addition, the committee may provide at the time performance goals are established for purposes of Section 162(m) of the Code that the manner in which the performance goals are to be calculated or measured may take into account, or ignore, capital costs, interest, taxes, depreciation and amortization and other factors over which a participant has no (or limited) control including, but not limited to, restructurings, discontinued operations, impairments, changes in foreign currency exchange rates, extraordinary items, certain identified expenses (including cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses), the consolidation of investment products, other unusual non-recurring items, industry margins, general economic conditions, interest rate movements and the cumulative effects of tax or accounting changes, but only to the extent that such adjustments would not cause the awards lose their exemption under Section 162(m).

Termination of employment/services. Except as otherwise provided in an award agreement, all unvested awards under the 2016 Equity Plan are forfeited when a participant terminates employment with, or ceases performing services for, the company.

Effect of a change of control. Awards that are not assumed in connection with a change of control will immediately vest at 100 percent. In the event of a change of control, with respect to awards that are assumed by the acquirer, then upon the participant's termination of employment during the 24 months following a change in control (i) by the company (other than for cause or unsatisfactory performance) or (ii) by the participant for good reason (as defined in the 2016 Equity Plan), awards will vest at 100 percent unless otherwise provided in an award agreement.

Changes in capitalization and other corporate events. In the case of events affecting the capital structure of the company or certain corporate events such as a merger, the committee will make adjustments and substitutions to shares reserved for issuance, awards limits, the number of shares subject to outstanding awards and the exercise price of outstanding awards under the 2016 Equity Plan as it deems equitable and appropriate. The committee may also adjust performance goals to reflect unusual or non-recurring events and extraordinary items and for other similar reasons, but only to the extent that such adjustments would not cause awards that are intended to be exempt from Section 162(m) of the Code to lose that exemption.

Non-transferability. Awards under the 2016 Equity Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered, except by will and the laws of descent and distribution.

Tax withholding; no gross ups. The participant is responsible for all taxes legally due from a participant. Except as otherwise provided in an award agreement, withholding obligations under the 2016 Equity Plan may be settled in shares.

Plan amendments and changes. The Board of Directors or the committee may amend, alter or discontinue the 2016 Equity Plan, but no change is permitted without a participant's consent to the extent that it would materially impair the participant's rights under an outstanding award unless the change is made to comply with applicable law or stock exchange rules or to prevent adverse tax consequences to the company or a participant. In addition, no amendment will be made without the approval of the company's shareholders if approval is required by applicable law or the listing standards of an applicable exchange.

Effective date. The 2016 Equity Plan will be effective on of the date that it is approved by our shareholders, as requested herein, and will terminate on the tenth anniversary of the effective date.

Certain U.S. federal income tax consequences

The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards issued under the 2016 Equity Plan for the purposes of shareholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the 2016 Equity Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state or local income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.

Restricted stock awards and restricted stock units. The fair market value of stock granted under a restricted stock award is generally includable by the participant as ordinary income when the award vests. In the case of restricted stock unit awards, any cash and the fair market value of any stock issued as payment under the awards is includible as ordinary income when paid. Any dividends or dividend equivalents paid on unvested restricted stock and restricted stock units are treated as ordinary income when paid.

Stock options and SARs. The grant of a stock option or SAR generally has no tax consequences for a participant or the company. The exercise of an incentive stock option generally does not have tax consequences for a participant or the company, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. If a participant holds the shares acquired through the exercise of an incentive stock option for the time specified in the Code, any gain or loss arising from a subsequent disposition of the shares will be taxed as long-term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares.

A participant recognizes ordinary income upon the exercise of a nonqualified stock option equal to the fair market value of the shares minus the exercise price for the shares. Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount paid to the participant, in cash and shares that represents the excess of the fair market value of a SAR over its exercise price. Any subsequent disposition of shares acquired through the exercise of a nonqualified stock option or a SAR will generally result in capital gain or loss, which may be short- or long-term, depending upon the holding period for the shares.

Deductions by the company. Except as explained below, the company generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.

Section 162(m). Section 162(m) of the Code limits the company's deduction for compensation paid to a "covered employee" (the CEO and the next three most highly compensated executive officers other than the CFO) to $1 million per year. However, compensation that is considered "performance-based compensation" is not subject to this limit. The company intends that awards issued under the 2016 Equity Plan will generally qualify for the performance-based compensation exception to Section 162(m) of the Code or will be deductible by the company for other reasons. Under certain circumstances, however, awards under the 2016 Equity Plan may not qualify for the performance-based compensation exemption and may not be deductible by the company.

Section 409A. The grant of certain types of incentive awards under the 2016 Equity Plan, may be subject to the requirements of Section 409A of the Code. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, a participant may be subject to tax on all or a portion of the award earlier than the times described above, and additional taxes, penalties and interest could apply. Stock options, SARs and restricted stock awards that comply with the terms of the 2016 Equity Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the 2016 Equity Plan may be subject to the requirements of Section 409A but are intended to comply with those requirements to avoid early taxation, additional taxes, penalties and interest. Notwithstanding the foregoing, the company is not responsible for any taxes, penalties or interest imposed with respect to any awards granted under the 2016 Equity Plan, including taxes, penalties or interest imposed under Section 409A.

New plan benefits

We currently expect that, if the 2016 Equity Plan is approved by our shareholders, the first grants made under the 2016 Equity Plan will be to our non-executive directors in July 2016 in connection with the payment of the quarterly stock award. See **Director Compensation** above for more information about compensation paid to our directors. The closing price of our shares on the New York Stock Exchange on March 11, 2016 was $30.00 per share. The committee has not yet determined, and we cannot now anticipate, what other grants will be made under the 2016 Equity Plan if it is approved. Accordingly, we cannot determine the grants, if any, that the committee may, in its discretion, decide to make to our senior executives under the 2016 Equity Plan during the 2016 fiscal year. It is possible that amounts under the 2016 Equity Plan will be made prior to the next annual incentive compensation cycle to newly hired or promoted employees.

Recommendation of the board

The board of directors unanimously recommends a vote "FOR" the approval of the 2016 Equity Plan. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Proposal No. 4 - Appointment of Independent Registered Public Accounting Firm

General

The Audit Committee of the Board has proposed the appointment of PwC as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2016 and to audit the company's internal control over financial reporting as of December 31, 2016. During and for the fiscal year ended December 31, 2015, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2015. In addition, PwC provides the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees Paid to Independent Registered Public Accounting Firm** above. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Recommendation of the board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the Audit Committee will reconsider the selection of PwC as the company's independent registered public accounting firm.

Security Ownership of Principal Shareholders

The following table sets forth the common shares beneficially owned as of February 15, 2016 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 415,540,269 common shares outstanding as of February 15, 2016.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
BlackRock, Inc. 40 East 52nd Street, New York, NY 10022	28,605,098[2]	6.9
The Vanguard Group 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	27,597,098[3]	6.6

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.

2 On January 26, 2016, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 24,394,774 common shares and sole dispositive power with respect to 28,605,098 common shares, of Invesco.

3 On February 10, 2016, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had sole voting power with respect to 781,111 common shares, shared voting power with respect to 42,600 common shares sole dispositive power with respect to 26,761,409 common shares and shared dispositive power with respect to 835,689 common shares, of Invesco.

Security Ownership of Management

The following table lists the common shares beneficially owned as of February 15, 2016 by (1) each director and director nominee, (2) each executive officer named in the Summary Compensation Table above, and (3) all current directors, director nominees and executive officers as a group. The percentage of ownership indicated below is based on 415,540,269 of the company's common shares outstanding on February 15, 2016.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 15, 2016, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors, director nominees and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 15, 2016, no individual director, director nominee or named executive officer owned beneficially 1% or more of our common shares, and our directors, director nominees and executive officers as a group owned approximately 1.9% of our outstanding common shares.

Name	Common shares beneficially owned	Deferred share awards[1]	Total
Joseph R. Canion	39,142	5,925	45,067
Martin L. Flanagan[2]	3,888,243	–	3,888,243
C. Robert Henrikson	15,023	–	15,023
Ben F. Johnson III	26,243	–	26,243
Denis Kessler	39,289	–	39,289
Edward P. Lawrence	33,047	–	33,047
Sir Nigel Sheinwald	2,772	–	2,772
G. Richard Wagoner, Jr.[3]	13,674	–	13,674
Phoebe A. Wood[4]	25,206	–	25,206
G. Mark Armour	451,920	22,486	474,406
Andrew T. S. Lo	378,592	133,634	512,226
Loren M. Starr	446,678	–	446,678
Philip A. Taylor	324,446	206,276	530,722
All Directors and Executive Officers as a Group (17 persons)	7,464,620	368,321	7,832,941

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan. For the named executive officers, represents Restricted Stock Units under the 2011 Global Equity Incentive Plan. None of the shares subject to such awards may be voted or transferred by the participant.
2 For Mr. Flanagan, includes an aggregate of 3,188,276 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.
3 For Mr. Wagoner, includes 5,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.
4 Ms. Wood has shared voting and investment power with respect to 64 shares.

General Information Regarding the Annual General Meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?

You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 12, 2016. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.

Q. What is a proxy?

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: Ben F. Johnson III, Chairperson of the Board of Directors; Martin L. Flanagan, President and Chief Executive Officer; Loren M. Starr, Senior Managing Director and Chief Financial Officer; Colin D. Meadows, Senior Managing Director and Chief Administrative Officer and Kevin M. Carome, Senior Managing Director and General Counsel.

Q. Why did I not receive my proxy materials in the mail?

As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.

On March 24, 2016, we mailed to shareholders of record as of the close of business on March 14, 2016 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

Q. Who is entitled to vote?

Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.

Q. What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

- **Shareholders of Record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.

- **Beneficial Owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?

Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 416,752,256 common shares outstanding and entitled to vote at the Annual General Meeting.

Q. What proposals are being presented at the Annual General Meeting?

Invesco intends to present proposals numbered one through four for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1 Election of seven (7) members of the Board of Directors;

2 Advisory vote to approve the company's executive compensation;

3 Approval of the Invesco Ltd. 2016 Global Equity Incentive Plan; and

4 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of the seven (7) directors nominated by our Board and named in this proxy statement;

- FOR the approval, on an advisory basis, of the compensation of our named executive officers;

- FOR the approval of the Invesco Ltd. 2016 Global Equity Incentive Plan; and

- FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual General Meeting. Only shareholders who own Invesco common shares as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 12:00 p.m. Eastern Time and the Annual General Meeting will begin at 1:00 p.m. Eastern Time.

- If your Invesco shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual General Meeting.

- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual General Meeting.

- If your Invesco shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual General Meeting if you bring a recent bank or brokerage statement showing that you owned Invesco common shares on March 14, 2016. You should report to the check-in area for admission to the Annual General Meeting.

Q. How do I vote and what are the voting deadlines?

You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy:

- Via the Internet: You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 11, 2016, by accessing the web site at http://www.investorvote.com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

- By Telephone: You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 11, 2016, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.

- By Mail: If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 11, 2016.

Even if you plan to be present at the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting may vote their common shares in person, even though they have sent in proxies.

Q. What if I hold restricted shares?

For participants in the 2011 Global Equity Incentive Plan and the 2008 Global Equity Incentive Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares in person at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. Eastern Time on May 6, 2016.**

Q. May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is cast prior to the applicable deadline for voting:

- Grant a subsequent proxy via the Internet or telephone;

- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;

- Notify our Company Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or

- If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote in person at the Annual General Meeting.

Q. What will happen if I do not vote my shares?

- **Shareholders of record.** If you are the shareholder of record and you do not vote in person at the Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting.

- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2 or 3. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 or 3, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What is the effect of a broker non-vote or abstention?

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2, 3 and 4.

- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual General Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares**. Please see "Householding of Proxy Materials" below for information on how you may elect to receive only one Notice.

Q. What is a quorum?

A quorum is necessary to hold a valid meeting. The presence, in person, of two or more persons representing, in person or by proxy, more than fifty percent (50%) of the issued and outstanding common shares entitled to vote at the meeting as of the Record Date constitutes a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?

The affirmative vote of a majority of the votes cast on Proposals No. 1, 2, 3 and 4 at the Annual General Meeting is required to approve such Proposals. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes broker non-votes and abstentions.

Q. How will voting on any other business be conducted?

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual General Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?

A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual General Meeting?

Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual General Meeting.

Important additional information

Costs of solicitation

The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $18,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Presentation of financial statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the fiscal year ended December 31, 2015 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and principal executive offices

The registered office of Invesco is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal executive office of Invesco is located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309, and the telephone number there is 1-404-892-0896.

Shareholder proposals for the 2017 annual general meeting

In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than November 24, 2016). Such proposals should be sent to our Company Secretary in writing to Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by email to company.secretary@invesco.com. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Company Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 12, 2017 to February 11, 2017. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be so delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition, §§79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K ("Annual Report"), including financial statements, for the fiscal year ended December 31, 2015, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's web site at **www.invesco.com** or by submitting a request to our Company Secretary at: company.secretary@invesco.com or by writing Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Communications with the chairperson and other non-executive directors
Any interested party may communicate with the Chairperson of our Board or to our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invesco.com
Mail: Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Compliance Reporting Line for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Compliance Reporting Line is available on the company's website.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication to the address given below or by e-mail to company.secretary@invesco.com:

Audit Committee
Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the General Counsel

Householding of proxy materials
The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company. secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the company's Investor Relations Department at the contact address and telephone number provided above.

Appendix A

Invesco Ltd. 2016 Global Equity Incentive Plan

1. Purpose
The purpose of the Invesco Ltd. 2016 Global Equity Incentive Plan (the "**Plan**") is to give Invesco Ltd., a company organized under the laws of Bermuda (the "**Company**") a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Affiliates with a long-term incentive plan providing incentives directly linked to Shareholder value.

2. Effective date and term of plan
The Plan was adopted by the Board on February 11, 2016 and is effective as of the date that it is approved by the Shareholders of the Company (the "Effective Date"). No awards will be made under the Invesco Ltd. 2011 Global Equity Incentive Plan after June 1, 2016. Awards may be granted under the Plan until the date that is ten years after the Effective Date, unless the Plan is discontinued earlier pursuant to Section 14.

3. Types of awards
Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards may be granted under the Plan.

4. Definitions
Except as otherwise specifically provided in an Award Agreement, each capitalized word, term or phrase used in the Plan shall have the meaning set forth in this Section 4 or, if not defined in this Section, the first place that it appears in the Plan.

"**Affiliate**" means a corporation or other entity controlled by, controlling or under common control with, the Company; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code, an "Affiliate" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

"**Applicable exchange**" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

"**Award**" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

"**Award agreement**" means a written document or agreement setting forth the terms and conditions of a specific Award and any addendum thereto.

"**Beneficiary**" means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any amounts payable or exercise any applicable rights under the Participant's Awards after the Participant's death.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Cause (or word(s) of similar meaning): (A) the Participant's plea of guilty or nolo contendere to, or conviction of, (1) a felony (or its equivalent in a non-United States jurisdiction) or (2) other conduct of a criminal nature that has or is likely to have a material adverse effect on the reputation or standing in the community of the Company or any of its Affiliates, as determined by the Committee in its sole discretion, or that legally prohibits the Participant from working for the Company or any of its Affiliates; (B) a breach by the Participant of a regulatory rule that adversely affects the Participant's ability to perform the Participant's employment duties to the Company or any of its Affiliates in any material respect; (C) the Participant's failure, in each case in any material respect, to (1) perform the Participant's employment duties, (2) comply with the applicable policies of the Company or any of its Affiliates, (3) follow reasonable directions received from the Company or any of its Affiliates or (4) comply with covenants contained in any Individual Agreement or Award Agreement to which the Participant is a party; or (D) with respect to Participants employed outside of the United States, such other definition as may be codified under local laws, rules and regulations. With respect to a Participant's termination of directorship, "Cause" shall include only an act or failure to act that constitutes cause for removal of a director under the Company's Bye-Laws.

"**Change in control**" means any of the following events:

i.   the acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (A) the then outstanding shares of the Company (the "Outstanding Company Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

ii.   during any period of twelve (12) consecutive months, individuals who, as of January 1, 2016, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to January 1, 2016 whose election, or nomination for election by the Company's Shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

iii. consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan or related trust of the Company or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

iv. approval by the Shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, an event described above shall be a Change in Control with respect to an Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code only if such event is also a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

"**Committee**" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be appointed by the Board to act as the Committee under the Plan. If at any time there is no such Compensation Committee or other committee or subcommittee appointed by the Board, the Board shall be the Committee. The Committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Code, an "outside director" as defined under Section 162(m) of the Code. Any member of the Committee who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Committee to the extent required to comply with Rule 16b-3 of the Exchange Act or Section 162(m) of the Code.

"**Disability**" means, with respect to a Participant, (i) a "disability" (or words of similar meaning) as defined in any Individual Agreement to which the Participant is a party or (ii) if there is no such Individual Agreement or it does not define "disability" (or words of similar meaning): (A) a permanent and total disability as determined under the long-term disability plan applicable to the Participant; (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee in its sole discretion; or (C) with respect to Participants employed outside the United States, such other definition as may be codified under local laws, rules and regulations. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to an Incentive Stock Option, "Disability" shall mean a "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code and, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Disability" shall mean a "disability" as defined under Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Disaffiliation**" means an Affiliate's or business division's ceasing to be an Affiliate or business division for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Affiliate or a sale of a business division of the Company).

"**Eligible individuals**" means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from the Company or any of its Affiliates.

"**Exchange act**" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

"**Fair market value**" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares are not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares are traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

"**Good reason**" means, with respect to a Participant, during the 24-month period following a Change in Control, actions taken by the Company or any of its Affiliates resulting in a material negative change in the employment relationship of the Participant who is an officer or an employee including, without limitation:

i. the assignment to the Participant of duties materially inconsistent with the Participant's position (including status, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities, in each case from those in effect immediately prior to the Change in Control;

ii. a material reduction of the Participant's aggregate annual compensation, including, without limitation, base salary and annual bonus opportunity, from that in effect immediately prior to the Change in Control;

iii. a change in the Participant's principal place of employment that increases the Participant's commute by 40 or more miles or materially increases the time of the Participant's commute as compared to the Participant's commute immediately prior to the Change in Control; or

iv. any other action or inaction that constitutes a material breach by the Company or an Affiliate of any Individual Agreement.

In order to invoke a Termination of Service for Good Reason, a Participant must provide written notice to the Company or Affiliate with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company or Affiliate fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's Termination of Service must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Service for Good Reason.

"**Grant date**" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award, establishes the number of Shares to be subject to such Award and, in the case of an Option or Stock Appreciation Right, establishes the exercise price of such Award or (ii) such later date as the Committee shall provide in such resolution.

"**Incentive stock option**" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

"**Individual agreement**" means a written employment, consulting or similar agreement between a Participant and the Company or one of its Affiliates.

"**ISO eligible employees**" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) or parent corporation (within the meaning of Section 424(e) of the Code).

"**Nonqualified option**" means any Option that is not an Incentive Stock Option.

"**Option**" means an Incentive Stock Option or Nonqualified Option granted under Section 8.

"**Other stock-based award**" means an Award of Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures.

"**Participant**" means an Eligible Individual to whom an Award is or has been granted and who has accepted the terms and conditions of the Plan as set forth in Section 5(f) hereof.

"**Performance goals**" means the performance goals established by the Committee in connection with the grant of Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following objective measures with regard to the Company (or an Affiliate, business division or other operational unit of the Company): operating revenues, annual revenues, net revenues, clients' assets under management ("AUM"), gross sales, net sales, net asset flows, revenue weighted net asset flows, cross selling of investment products across regions and distribution channels, investment performance by account or weighted by AUM (relative and absolute performance), investment performance ratings as measured by recognized third parties, risk adjusted investment performance (information ratio, Sharpe ratio), expense efficiency ratios, expense management, operating margin, adjusted operating margin, net revenue yield on AUM, client redemption rates and new account wins and size of pipeline, market share, customer service measures or indices, success of new product launches as measured by revenues, asset flows, AUM and investment performance, profit margin, operating profit margin, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, adjusted earnings per share, diluted earnings per share, adjusted diluted earnings per share, earnings per share growth, adjusted earnings per share growth, diluted earnings per share growth, adjusted diluted earnings per share growth, operating income (including pre-cash bonus operating income or pre-incentive operating income), adjusted operating income (including pre-cash bonus adjusted operating income or pre-incentive adjusted operating income), cash bonus expense, incentive expense, pre- or after-tax income, net income, adjusted net income, free cash flow (operating cash flow less capital expenditures), cash flow per share, return on equity (or return on equity adjusted for goodwill), return on capital (including return on total capital or return on invested capital), return on investment, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth), cost control, business expansion or consolidation, diversification of AUM by investment objectives, growth in global position(AUM domiciled outside of United States), diversified distribution channels, successful integration of acquisitions, market value of a business or group based on independent third-party valuation) or change in working capital, and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

"**Performance period**" means that period established by the Committee during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

"**Qualified performance-based award**" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 13.

"**Restricted stock**" means an Award granted under Section 9.

"**Restricted stock unit**" means an Award granted under Section 10.

"**Restriction period**" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing on the date of such Award to which vesting restrictions apply and ending upon the expiration of the applicable vesting conditions and/or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

"**Section 162(m) exemption**" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

"**Share**" or "**Shares**" means common shares, par value $0.20 each, of the Company or such other equity securities that may become subject to an Award.

"**Shareholder**" has the same meaning as the term "Member" in the Companies Act 1981 of Bermuda.

"**Stock appreciation right**" means an Award granted under Section 8(b).

"**Term**" means the maximum period during which an Option, Stock Appreciation Right or, if applicable, Other Stock-Based Award may remain outstanding as specified in the applicable Award Agreement.

"**Termination of service**" means the termination of the Participant's employment or consultancy with, or performance of services (including as a director) for, the Company and any of its Affiliates or, in the case of a director, when a director no longer holds office as a director of the Company. For Participants employed outside the United States, the date on which such Participant incurs a Termination of Service shall be the earlier of (i) the last day of the Participant's active service with the Company and its Affiliates or (ii) the last day on which the Participant is considered an employee of the Company and its Affiliates, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Affiliates shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with the Company and all Affiliates for any reason. A Participant will generally be treated as having terminated employment with the Company and all Affiliates as of a certain date if the Participant and the Company or Affiliate that employs the Participant reasonably anticipate that the Participant will perform no further services for the Company or any Affiliate after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with the Company or any Affiliate.

5. Administration

a. **Committee.** The Plan shall be administered by the Committee. The Committee shall, subject to Section 13, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee in its sole discretion shall have the authority, subject to the terms and conditions of the Plan:

   i. to select the Eligible Individuals to whom Awards may from time to time be granted;

   ii. to determine whether and to what extent Awards are to be granted hereunder;

   iii. to determine the number of Shares to be covered by each Award granted hereunder;

   iv. to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, and to approve the form of Award Agreement and any related addendum;

   v. to adopt sub-plans and special provisions applicable to Awards granted to Participants employed outside of the United States, which sub-plans and special provisions may take precedence over other provisions of the Plan, and to approve the form of Award Agreement and any related addendum as may be applicable to such Awards;

   vi. subject to Sections 6(e), 8(d), 13 and 14, to modify, amend or adjust the terms and conditions of any Award;

   vii. to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

   viii. to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto);

ix. subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee determines;

x. to decide all other matters to be determined in connection with an Award;

xi. to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

xii. to establish any "blackout" period that the Committee deems necessary or advisable; and

xiii. to otherwise administer the Plan.

b. **Delegation of authority.** To the extent permitted under applicable law and Section 13, the Committee may delegate any of its authority to administer the Plan to any person or persons selected by the Committee, including one or more members of the Committee, and such person or persons shall be deemed to be the Committee with respect to, and to the extent of, its or their authority.

c. **Procedures.**

i. The Committee may act by a majority of its members and, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 13, through any person or persons to whom it has delegated its authority pursuant to Section 5(b).

ii. Any authority granted to the Committee may also be exercised by the independent directors of the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

d. **Discretion of committee and binding effect.** Any determination made by the Committee or an appropriately delegated person or persons with respect to the Plan or any Award shall be made in the sole discretion of the Committee or such delegate, including, without limitation, any determination involving the appropriateness or equitableness of any action, unless in contravention of any express term of the Plan. All decisions made by the Committee or any appropriately delegated person or persons shall be final and binding on all persons, including the Company, Participants and Eligible Individuals. Notwithstanding the foregoing, following a Change in Control, any determination by the Committee as to whether "Cause" or "Good Reason" exists shall be subject to de novo review.

e. **Cancellation or suspension.** Notwithstanding any other terms of the Plan (other than Section 8(d)), an Award Agreement or an Award, the Committee or an appropriately delegated person or persons, in its or their sole discretion, shall have full power and authority to determine whether, to what extent and under what circumstances any Award or any portion thereof shall be cancelled or suspended and may cancel or suspend any Award or any portion thereof. Without in any way limiting the generality of the preceding sentence, the following are examples, without limitation, of when all or any portion of an outstanding Award to any Participant may be canceled or suspended: (1) in the sole discretion of the Committee or any appropriately delegated person or persons, a Participant materially breaches (A) any duties of Participant's employment (whether express or implied), including without limitation Participant's duties of fidelity, good faith and exclusive service, (B) any general terms and conditions of Participant's employment such as an employee handbook or guidelines, (C) any policies and procedures of the Company or any of its Affiliates applicable to the Participant, or (D) any other agreement regarding Participant's employment with the Company or any of its Affiliates, or (2) without the prior written explicit consent of the Committee or any appropriately delegated person or persons (which consent may be granted or denied in the sole discretion of the Committee or such person or persons), a Participant, while employed by, or providing services to, the Company or any of its Affiliates, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion), any business that is in competition with the Company or any of its Affiliates or with any business in which the Company or any of its Affiliates has a substantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion.

f. **Award agreements.** The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (including electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Except (i) as otherwise specified by the Committee, in its sole discretion, (ii) as otherwise provided in the Award Agreement, or (iii) in the case of non-executive directors who are not required to sign or accept an Award, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by the Participant receiving the Award (including by electronic signature or acceptance). The Committee, in its sole discretion, may deliver any documents related to an Award or Award Agreement by electronic means. Award Agreements may be amended only in accordance with Section 14.

6. Shares subject to plan

a. Plan maximums. Subject to adjustment as described in Section 6(e), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 21,700,000.

b. Individual and award limits. Subject to adjustment as described in Section 6(e),

  i. no Participant shall be granted Qualified Performance Based-Awards covering more than 2,000,000 Shares during any calendar year;

  ii. the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 6,000,000 Shares; and

c. Source of shares. Shares subject to Awards under the Plan may be authorized but unissued Shares, Shares held by the Company as treasury shares or, if required by local law, Shares delivered from a trust established pursuant to applicable law.

d. Rules for calculating shares issued; No "share recycling" for options or stock appreciation rights. Shares that are subject to Awards granted under the Plan shall be deemed not to have been issued for purposes of the Plan maximums set forth in Section 6(a) and 6(b)(ii) to the extent that:

  i. the Award is forfeited or canceled or the Award terminates, expires or lapses for any reason without Shares having been delivered;

  ii. the Award is settled in cash; or

  iii. the Shares are withheld by the Company to satisfy all or part of any tax withholding obligation related to an Award of Restricted Stock or an Award of a Restricted Stock Unit.

Shares that are tendered or withheld by the Company in payment of the exercise price of Options or Stock Appreciation Rights or to satisfy all or part of any tax withholding obligation related to such an Option or Stock Appreciation Right shall be counted as Shares that were issued. For the avoidance of doubt, Shares subject to an Option or Stock Appreciation Right issued under the Plan that are not issued in connection with the stock settlement of the Option or Stock Appreciation Right shall not again become available for Awards or increase the number of Shares available for grant.

e. Adjustment provision.

  i. In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company or any of its Affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, Disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such equitable and appropriate substitutions or adjustments to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 6(a) and 6(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Awards.

  ii. In the case of Corporate Events, such adjustments may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Event with respect to which Shareholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Event over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), and (B) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

iii. In connection with any Disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may arrange for the assumption of Awards, or replacement of Awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate or business division or by the entity that controls such Affiliate or business division following such event (as well as any corresponding adjustments to Awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the Disaffiliation, separation, spinoff or other similar event.

iv. The Committee may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other Company filings with the Securities and Exchange Commission; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the applicable Affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the Performance Goals to be unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award.

f. Section 409A. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 6(e) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 6(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 6(e) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

7. Eligibility and participation
Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to ISO Eligible Employees.

8. Options and stock appreciation rights

a. Options. An Option is a right to purchase a specified number of Shares at a specified price that continues for a stated period of time. Options granted under the Plan may be Incentive Stock Options or Nonqualified Options, and the Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

b. Stock appreciation rights. A Stock Appreciation Right is a right to receive upon exercise of the Stock Appreciation Right an amount in cash, Shares or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price per Share subject to the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

c. **Exercise price; Not less than fair market value.** The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except as provided under Section 6(e) or with respect to Options or Stock Appreciation Rights that are granted in substitution of similar types of awards of a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

d. **Prohibition on repricing; No cash buyouts.** Except as provided in Section 6(e) relating to adjustments due to certain corporate events, the exercise price of outstanding Options or Stock Appreciation Rights may not be amended to reduce the exercise price of such Options or Stock Appreciation Rights, nor may outstanding Options or Stock Appreciation Rights be canceled in exchange for (i) cash, (ii) Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original outstanding Options or Stock Appreciation Rights or (iii) other Awards, unless in each case such action is approved by the Company's Shareholders.

e. **Prohibition on reloads.** Options shall not be granted under the Plan in consideration for and shall not be conditioned on delivery of Shares to the Company in payment of the exercise price or any tax withholding obligation under any other stock option, stock appreciation right or other Award.

f. **Term.** The Term of each Option and Stock Appreciation Right shall be fixed by the Committee and set forth in the applicable Award Agreement but shall not exceed ten (10) years from the Grant Date.

g. **Vesting and exercisability.** Except as otherwise provided herein, Options and Stock Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee; provided, however, that Options or Stock Appreciation Rights may not be exercisable before the expiration of one year from the date the Option or Stock Appreciation Right is granted.

h. **Termination of service.** Except as provided in the applicable Award Agreement, a Participant's Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Service.

i. **Method of exercise and payment.** Subject to the provisions of this Section 8 and the terms of the applicable Award Agreement, Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written (including electronic) notice of exercise specifying the number of Shares as to which such Options or Stock Appreciation Rights are being exercised and paying, or making arrangements satisfactory to the Company for the payment of, all applicable taxes pursuant to Section 16(d). In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price by (i) certified or bank check (ii) delivery of unrestricted Shares of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised), provided that the Shares have been held by the Participant for such period as may established by the Committee to comply with applicable law or (iii) such other method as the Committee shall permit in its sole discretion (including a broker-assisted cashless exercise or netting of Shares).

j. **No shareholder rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no right to dividends or any other rights as a Shareholder with respect to Shares subject to an Option or Stock Appreciation Right until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

9. Restricted stock

a. **Nature of awards and certificates.** Shares of Restricted Stock are actual Shares that are issued to a Participant subject to forfeiture under certain circumstances and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

b. **Vesting.** The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant. Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock subject solely to the continued service of an employee shall have a vesting period of not less than two years from the date of grant.

c. **Restricted shares non-transferrable.** Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

d. **Rights of a shareholder.** Except as otherwise provided in this Section 9 or in the applicable Award Agreement, the Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a Shareholder of the Company holding the class or series of Shares that is the subject of the Restricted Stock, including, if applicable, voting and dividend rights.

e. **Dividends.** Except as otherwise provided in the applicable Award Agreement, cash dividends with respect to the Restricted Stock will be currently paid to the Participant and, subject to Section 16(e) of the Plan, dividends payable in Shares shall be paid in the form of Restricted Stock of the same class as the Shares with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock; provided, however, that no dividends shall be paid with respect to Restricted Stock that is designated as a Qualified Performance-Based Award unless and until the Committee has certified that the applicable Performance Goals for such award have been met. If any Shares of Restricted Stock are forfeited, the Participant shall have no right to future cash dividends with respect to such Restricted Stock, withheld stock dividends or earnings with respect to such Shares of Restricted Stock.

f. **Delivery of shares.** If and when any applicable Performance Goals are satisfied and/or the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock, unrestricted Shares shall be delivered to the Participant as soon as administratively practicable.

g. **Termination of service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Shares of Restricted Stock shall be forfeited upon his or her Termination of Service.

10. Restricted stock units

a. **Nature of awards.** Restricted Stock Units represent a contractual obligation by the Company to deliver a number of Shares, an amount in cash or a combination of Shares and cash equal to the specified number of Shares subject to the Award, or the Fair Market Value thereof, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

b. **Vesting.** The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate the Restricted Stock Units as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including, without limitation, any applicable Performance Goals) need not be the same with respect to each recipient. Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock Units subject solely to the continued service of an employee shall have a vesting period of not less than two years from the date of grant.

An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Committee so permits, that meets the requirements of Section 409A of the Code.

c. **Dividend equivalents.** The Committee may, in its discretion, provide for current or deferred payments of cash, Shares or other property corresponding to the dividends payable on the Shares (subject to Section 16(e) below), as set forth in an applicable Award Agreement; provided, however, that no such dividend equivalents shall be paid with respect to Restricted Stock Units that are designated as a Qualified Performance-Based Awards unless and until the Committee has certified that the applicable Performance Goals for such award have been met.

d. **Termination of service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Restricted Stock Units shall be forfeited upon his or her Termination of Service.

e. **Payment.** Except as otherwise provided in the applicable Award Agreement, Shares, cash or a combination of Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable after the date on which payment is due under the terms of an Award Agreement.

f. **No shareholder rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no rights as a Shareholder with respect to Shares subject to Restricted Stock Units until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

11. Other stock-based awards

a. **Generally.** Other Stock-Based Awards may be granted under the Plan; provided, that any Other Stock-Based Awards that are Awards of Shares that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant.

b. **Non-employee director awards.** The amount and form of Awards granted to non-employee directors shall be fixed from time to time by resolution of the Committee. Except as otherwise provided in the applicable Award Agreement, such Other Stock-Based Awards shall be fully vested and nonforfeitable as of the Grant Date and subject to the Non-Executive Director Stock Ownership Policy.

12. Change in control provisions

The provisions of this Section 12 shall apply in the case of a Change in Control, unless otherwise provided in the applicable Award Agreement or any other provision of the Plan.

a. **Awards not assumed, etc. in connection with change of control.** Upon the occurrence of a transaction that constitutes a Change in Control, if any Awards are not assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then such Awards shall vest immediately at 100 percent before the Change in Control.

b. **Awards assumed, etc. in connection with change of control.** Upon the occurrence of a transaction that constitutes a Change in Control, with respect to any Awards that are assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then, in the event of a Participant's Termination of Service during the twenty-four (24) month period following such Change in Control, (x) by the Company other than for Cause or unsatisfactory performance, or (y) by the Participant for Good Reason:

i. each outstanding Award shall be deemed to satisfy any applicable Performance Goals at 100 percent as set forth in the applicable Award Agreement;

ii. any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested. Any such Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remain outstanding as of the date of such Termination of Service may thereafter be exercised until the earlier of the third anniversary of such Change in Control and the last date on which such Option or Stock Appreciation Right would have been exercisable in the absence of this Section 12(b) (ii) (taking into account the applicable terms of any Award Agreement);

iii. the restrictions and deferral limitations applicable to any Shares of Restricted Stock shall lapse and such Shares of Restricted Stock shall become free of all restrictions and become fully vested and transferable;

iv. all Restricted Stock Units shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse, and any Restriction Period shall terminate, and such Restricted Stock Units shall be settled in cash or Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the Shares) as promptly as is practicable; and

v. subject to Section 14, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

c. 409A Matters. Notwithstanding the foregoing, if any Award to a Participant who is subject to U.S. income tax is considered a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 12 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

d. Other. In the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Shareholders of the Company as a result of the Change in Control.

13. Qualified performance-based Awards; Section 16(b); Section 409A

a. Qualified performance-based awards.

ii. The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, that all such Awards shall therefore be considered Qualified Performance-Based Awards, and the Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (x) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award and (y) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of "outside directors" (within the meaning of Section 162(m) of the Code)).

iii. The Committee shall determine whether the applicable Performance Goals for a Qualified Performance-Based Award have been met with respect to a Participant for a Performance Period and, if they have been met, shall so certify and ascertain the amount of the applicable Qualified Performance-Based Award. No Qualified Performance-Based Awards will be paid or granted for a Performance Period until such certification is made by the Committee. The amount of such a Qualified Performance-Based Award designed to qualify for the Section 162(m) Exemption that is actually paid or granted to a Participant may be less than the amount determined by the applicable Performance Goal formula, at the discretion of the Committee, subject to the terms and conditions of the applicable Award Agreement, and shall be paid to the Participant at the time set forth in the applicable Award Agreement.

iv. Performance Goals may be applied on a per share or absolute basis and relative to one or more peer group companies or indices, or any combination thereof, and may be measured pursuant to U.S. GAAP, non-GAAP or other objective standards in a manner consistent with the Company's established accounting policies, all as the Committee shall determine at the time the Performance Goals for a Performance Period are established. In addition, to the extent consistent with the requirements of the Section 162(m) Exemption, the Committee may provide at the time Performance Goals are established for Qualified Performance-Based Awards that the manner in which such Performance Goals are to be calculated or measured may take into account, or ignore, capital costs, interest, taxes, depreciation and amortization and other factors over which the Participant has no (or limited) control including, but not limited to, restructurings, discontinued operations, impairments, changes in foreign currency exchange rates, extraordinary items, certain identified expenses (including cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses), the consolidation of investment products, other unusual non-recurring items, industry margins, general economic conditions, interest rate movements and the cumulative effects of tax or accounting changes.

    v. No delegate of the Committee shall exercise authority granted to the Committee to the extent that the exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify, or to cease to qualify, for the Section 162(m) Exemption.

f. Section 16(b).

    i. The provisions of the Plan are intended to ensure that transactions under the Plan are not subject to (or are exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act and shall be construed and interpreted in a manner so as to comply with such rules.

    ii. Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 of the Exchange Act and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

g. Section 409A. It is the intention of the Company that any Award to a Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder, and the terms of each such Award shall be interpreted, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither the Company nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant, Beneficiary or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award to any Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code:

    i. any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Service that would otherwise be paid within six months after the Participant's Termination of Service shall be accumulated (without interest, to the extent applicable) and paid on the first day of the seventh month following the Participant's Termination of Service if the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the uniform policy adopted by the Committee with respect to all of the arrangements subject to Section 409A of the Code maintained by the Company and its Affiliates); and

    ii. any payment to be made with respect to an Award of Restricted Stock Units shall be delivered no later than 60 days after the date on which payment is due under the Award or as otherwise permitted under Treasury Regulations section 1.409A-3(g) for any portion of the payment subject to a dispute.

14. Amendment and discontinuance

a. Amendment and discontinuance of the plan. The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or Applicable Exchange rule or to prevent adverse tax or accounting consequences to the Company or Participants. Notwithstanding the foregoing, no such amendment shall be made without the approval of the Company's Shareholders (i) to the extent such approval is required (A) by applicable law or Applicable Exchange rule as in effect as of the date hereof or (B) under applicable law or Applicable Exchange rule as may be required after the date hereof, (ii) to the extent such amendment would materially increase the benefits accruing to Participants under the Plan, (iii) to the extent such amendment would materially increase the number of securities which may be issued under the Plan or to a Participant or (iv) to the extent such amendment would materially expand the eligibility for participation in the Plan.

b. **Amendment of awards.** Subject to Section 8(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange rule or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates.

15. Unfunded status of plan

It is currently intended that the Plan constitute an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

16. General provisions

a. **Conditions for issuance.** The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates or book entry for such Shares may include any legend or appropriate notation that the Committee deems appropriate to reflect any restrictions on transfer, and the Committee may take such other steps as it deems necessary or desirable to restrict the transfer of Shares issuable under the Plan to comply with applicable law or Applicable Exchange rules. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver Shares under the Plan unless such issuance or delivery complies with all applicable laws, rules and regulations, including the requirements of any Applicable Exchange or similar entity and the Company has obtained any consent, approval or permit from any federal, state or foreign governmental authority that the Committee determines to be necessary or advisable.

b. **Additional compensation arrangements.** Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

c. **No contract of employment.** Neither the Plan nor any Award Agreement shall constitute a contract of employment, and neither the adoption of the Plan nor the granting of any Award shall confer upon any employee any right to continued employment. Neither the Plan nor any Award Agreement shall interfere in any way with the right of the Company or any Affiliate to terminate the employment of any employee at any time.

d. **Required taxes; No tax gross ups.** No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares. Regardless of any arrangements made by the Company, any Affiliate or the Committee with respect to the withholding or other payment of any federal, state, local or foreign taxes of any kind, the liability for all such taxes legally due from a Participant remains the responsibility of the Participant. By accepting an Award, a Participant consents to the methods of tax withholding established by the Committee or otherwise made or arranged by the Company.

e. **Limitation on dividend reinvestment and dividend equivalents.** Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 6 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 16(e).

f. **Rights of a beneficiary.** Any amounts payable and any rights exercisable under an Award after a Participant's death shall be paid to and exercised by the Participant's Beneficiary, except to the extent prohibited by applicable law, Applicable Exchange rule or the terms of an applicable Award Agreement.

g. **Affiliate employees.** In the case of a forfeiture or cancellation of an Award to an employee of any Affiliate, all Shares underlying such Awards shall revert to the Company.

h. **Governing law and interpretation.** The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

i. **Non-transferability.** Awards under the Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution, except as provided in Section 6(e).

j. **Foreign employees and foreign law considerations.** The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are employed outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. Notwithstanding any other provision of the Plan, Awards to Participants who are employed and/or otherwise subject to the laws of a jurisdiction outside of the United States shall be subject to such terms and conditions as the Committee shall establish and set forth in an applicable Award Agreement, including any addendum thereto.

k. **Use of English language.** The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Committee. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version
is different from the English version, the English version shall control.

l. **Recovery of amounts paid.** All Awards granted under the Plan shall be subject to any policy established by the Committee under which the Company may recover from current and former Participants any amounts paid or Shares issued under an Award and any proceeds therefrom. The Committee may apply such policy to Awards granted before the policy
is adopted to the extent required by applicable law or Applicable Exchange rule or as otherwise provided by such policy.

m. **Notices.** A notice or other communication to the Committee shall be valid only if given in the form and to the location specified by the Committee.

Appendix B

AUM ranking disclosure

Our AUM ranking data excludes passive products, closed-end funds, private equity limited partnerships, non-discretionary funds, unit investment trusts, fund of funds with component funds managed by Invesco, stable value building block funds and consolidated debt obligations. Certain funds and products were excluded from the analysis because of limited benchmark or peer group data. Had these been available, results may have been different.

2015 data is as of 12/31/2015. The 2015 data includes 58% of total Invesco AUM for 1-year ranking, 57% of total Invesco AUM for three-year ranking and 57% of total Invesco AUM for 5-year ranking. 2015 results are preliminary and subject to revision.

Peer group rankings are sourced from a widely-used third party ranking agency in each fund's market (Lipper, Morningstar, IMA, Russell, Mercer, eVestment Alliance, SITCA, Value Research) and asset-weighted in U.S. dollars. Rankings are as of prior quarter-end for most institutional products and prior month-end for Australian retail funds due to their late release by third parties. Rankings for the most representative fund in each global investment performance standards ("GIPS") composite are applied to all products within each GIPS composite. Performance assumes the reinvestment of dividends. Past performance is not indicative of future results and may not reflect an investor's experience.

Appendix C

Non-GAAP reconciliations

Reconciliation of operating revenues to net revenues:

$ in millions	2015	2014	2013	2012	2011	2010
Operating revenues, U.S. GAAP basis	5,122.9	5,147.1	4,644.6	4,050.4	3,982.3	3,385.9
Proportional share of revenues, net of third-party distribution expenses, from joint venture investments	61.0	56.7	51.7	37.5	41.4	42.2
Third party distribution, service and advisory expenses	(1,579.9)	(1,630.7)	(1,489.2)	(1,308.2)	(1,279.4)	(1,051.0)
Consolidated investment products (CIP)	39.2	35.2	37.9	41.0	47.3	45.0
Other reconciling items	–	–	7.0	15.3	–	–
Net revenues	3,643.2	3,608.3	3,252.0	2,836.0	2,791.6	2,422.1

Reconciliation of operating income to adjusted operating income:

$ in millions	2015	2014	2013	2012	2011	2010
Operating income, U.S. GAAP basis	1,358.4	1,276.9	1,120.2	842.6	882.1	579.4
Proportional share of net operating income from joint venture investments	27.4	25.9	21.3	15.7	19.2	22.9
CIP	63.2	69.8	73.0	72.5	60.3	54.9
Acquisition/disposition related adjustments	12.8	12.6	23.0	31.4	66.7	188.0
Compensation expense related to market valuation changes in deferred compensation plans	4.3	11.5	25.1	14.3	5.8	9.3
Other reconciling items	27.6	98.3	29.5	35.6	12.1	24.2
Adjusted operating income	1,493.7	1,495.0	1,292.1	1,012.1	1,046.2	878.1
Operating margin[1]	26.5%	24.8%	24.1%	20.8%	22.2%	17.1%
Adjusted operating margin[2]	41.0%	41.4%	39.7%	35.7%	37.5%	36.3%

Reconciliation of net income attributable to Invesco Ltd. to adjusted net income attributable to Invesco Ltd.:

$ in millions	2015	2014	2013	2012	2011	2010
Net income attributable to Invesco Ltd., U.S. GAAP basis	968.1	988.1	940.3	677.1	729.7	465.7
CIP, eliminated upon consolidation	40.4	(7.8)	8.7	10.7	(20.2)	(6.8)
Acquisition/disposition related adjustments, net of tax	14.0	36.2	(23.8)	21.9	62.3	148.1
Deferred compensation plan market valuation changes and dividend income less compensation expense, net of tax	5.9	(0.3)	(12.6)	(7.4)	2.5	(5.3)
Other reconciling items, net of tax	20.3	78.6	40.7	46.3	(15.2)	17.0
Adjusted net income attributable to Invesco Ltd.	1,048.7	1,094.8	953.3	748.6	759.1	618.7
Average shares outstanding - diluted	429.3	435.6	448.5	453.8	464.7	463.2
Diluted EPS	$2.26	$2.27	$2.10	$1.49	$1.57	$1.01
Adjusted diluted EPS[3]	$2.44	$2.51	$2.13	$1.65	$1.63	$1.34

1 Operating margin is equal to operating income divided by operating revenues.
2 Adjusted operating margin is equal to adjusted operating income divided by net revenues.
3 Adjusted diluted EPS is equal to adjusted net income attributable to Invesco Ltd. divided by the weighted average shares outstanding amount used in the calculation of diluted EPS.

PROXY-BRO-1 03/16